


MERCURY
GENERAL CORPORATION

Roadmap to success.

Annual Report Edition


2003

From its beginning more than 40 years ago through today, Mercury's journey to success is long and enduring. It is a path that continually builds upon and improves the foundation on which long-term shareholder value is created. In 2003 alone signposts of success include major new milestones for premiums and earnings among other significant measures of the Company's strength. Throughout are the familiarly reassuring highlights of savings, service and security as Mercury winds its way from California to even more markets and states.

Embark and follow the path as Mercury's 2003 roadmap to success unfolds.


Mercury's roadmap to success begins right here . . .
KEY
• Population: 34,501,130
• Number of cars: 17,355,000
• Number of cars insured by Mercury: 1,800,000+
• Number of agents/brokers: 1,000+
California
DATE OF MERCURY MARKET ENTRY
CA
GA, IL
OK, TX
FL
NY, VA
NJ
1962
1990
1996
1998
2001
2003
Susanville
Red Bluff
Chico
Yuba City
Lovelock
Mountain
Walker Lake
Hawthorne
Tonopah
Placerville
Davis
Sacramento
Fairfield
Stockton
Berkeley
Modesto
San Jose
Merced
Gilroy
Watsonville
Salinas
Monterey
Madera
Fresno
YOSEMITE NATIONAL PARK
KINGS CANYON NATIONAL PARK
Mammoth Lakes
Bishop
Beatty
Independence
Lone Pine
Visalia
Tulare
Coalinga
Big Sur
Delano
DEATH VALLEY NATIONAL MONUMENT
Paso Robles
Ridgecrest
Bakersfield
Barstow
Santa Barbara
Santa Monica
Pasadena
Los Angeles
Riverside
Torrance
Long Beach
Anaheim
Santa Ana
Palm Springs
CHANNEL ISLANDS NATIONAL PARK
Avalon




...and leads to all investors and policyholders nationwide.


MILLION
POLICIES
NET INCOME PER SHARE
(DILUTED) $3.38


Savings

A ROADMAP STRAIGHT TO THE BOTTOM LINE.

Mercury understands that everyone, including our insureds and our shareholders, has a bottom line.

Year after year, our insureds look to us for the best possible rates—and they find them. At Mercury, we are known for affordability that attracts new customers and retains policyholders. Our insureds know that Mercury's savings enhance their bottom line, yet it does not come at the cost of compromised coverage. Mercury is competitive in each market because we do our homework: we make sure that we are writing insurance at affordable rates.

Our insureds are the benefactors as we drive on our roadmap to success. In 2003, 1.2 million automobile policies were in force, an increase of 10% over 2002. In California alone, Mercury enjoyed policy growth of approximately 8%.

The enthusiastic response by Mercury's customers to our competitive pricing leads to extremely positive results for Mercury... right to the growth of our bottom line.

By so effectively competing in our home state of California and through our strategic decisions to enter new markets in eight additional states, we sustain and nurture our growth, consistent with our efficient and effective underwriting standards.

There were a number of highlights on our roadmap for 2003:

- Net income rose to $184,321,000 compared to $66,105,000 in 2002.
- Return on equity was 15.0% compared to 10.3% in 2002.
- Surplus was $1.2 billion, an increase of 15.2% over 2002.
- Dividends per share were $1.32 compared to $1.20 in 2002.

It is estimated that while the automobile insurance industry overall ended 2003 with a statutory combined ratio of 99.1%, Mercury ended 2003 with a statutory combined ratio of 93.6%, down from 98.4% in 2002.

In all directions, 2003 was a year where Mercury's roadmap to success led to savings for consumers and results for shareholders.


MILESTONE 1

Billions. With An "S."

For the first time in Mercury's history our company passed the two billion dollar premiums written threshold – a milestone reflecting continuing strength and growth. By providing exceptional savings to our insureds along with top-quality service and security and careful and strategic expansion, Mercury continues down the road to success.

KEY

- Population: 21,325,018
- Number of cars: 8,230,000
- Number of cars insured by Mercury: 73,000+
- Number of agents/brokers: 300+

Texas

DATE OF MERCURY MARKET ENTRY

CA	GA, IL	OK, TX	FL	NY, VA	NJ
1962	1990	1996	1998	2001	2003


POLICY GROWTH
IN CALIFORNIA


Service

A RELIABLE ROADMAP IS ALWAYS TRUSTED.

Most of the time Mercury's insureds don't have to call on us. But when Mercury is needed, we are there and we are dependable.

Mercury's well-earned reputation for effective and efficient claims processing means that claims are settled quickly. This translates directly into our insureds getting on with their lives as quickly as possible.

That was Mercury's commitment to those who lost everything they owned in the disastrous California wildfires in 2003. Fifteen wildfires raged in California from Simi Valley to San Diego, destroying more than 3,500 homes and charring more than 750,000 acres.

The wildfires, the worst in California history, created thousands of fire victims who lost their homes and all that they had, left only with the clothing on their backs. Within hours, Mercury's Rapid Response Catastrophe Team was on the ground providing our insureds with the immediate funds they needed to begin the rebuilding process. At a time of extreme need, Mercury rushed to ease some of the pain of this enormous tragedy.

The journey to service at Mercury is through our outstanding and extensive network of independent agents and brokers. In only five years, the number of agents/brokers serving Mercury's customers has grown from 1,800 in 1999 to over 3,300 today.

What does it mean to be served by a Mercury agent/broker? It's where the relationship with Mercury begins. Because our agents and brokers are the face of Mercury, they are our lead underwriting partners, introducing new customers to the tremendous value, service and security offered by Mercury. When our insureds need to make a claim, they turn to our independent agents/brokers, where someone local and familiar can facilitate the claims-taking process.

In this age of technology, our agents and brokers give Mercury's service the personal touch. That's not to say that we don't continue to invest in technologies that allow our agents and brokers to most efficiently serve our insureds and to expedite claims. Technology is there playing a role behind the scenes. When you're dealing with something as important as insurance, Mercury believes that it's nice to know that there's a real person there to help.

MILESTONE 2



Service When Disaster Strikes

This past year, with wildfires blazing across Southern California, Mercury opened a one-stop catastrophe service center and sought-out our insureds to rush them needed aid. In the midst of a devastating catastrophe, Mercury went the extra mile to provide our policyholders with the security and knowledge that we were there to quickly get them on the road to rebuilding their lives.


KEY
◦ Population: 12,482,301
◦ Number of cars: 6,490,000
◦ Number of cars insured by Mercury: 23,000+
◦ Number of agents/brokers: 200+
Illinois
DATE OF MERCURY MARKET ENTRY
CA
GA, IL
OK, TX
FL
NY, VA
NJ
1962
1990
1996
1998
2001
2003
WISCONSIN
Janesville
Platteville
Dubuque
Beloit
Kenosha
Lake Michig
Cedar Rapids
Davenport
IOWA
Rock Island
Peoria
Bloomington
Springfield
Mississippi River
Bowling Green
Litchfield
Effingham
Perryville
Henderson
Lafayett
Rockford
Evanston
Dixon
Aurora
Galesburg
Macomb
Champaign
Decatur
Jacksonville
Quincy
Mount Vernon
Marion
Frankfort
St. Louis
Hammond
Terre Haute
INDIAN
Evansvi


AND THE JOURNEY
CONTINUES . . .
15% RETURN
ON EQUITY


Security

A ROADMAP FOR A COMPANY THAT KNOWS WHERE IT'S GOING.

It's not such a radical idea: an insurance company providing its insureds with a sense of security at all times.

At Mercury, it is a rock-solid core principal of our business. Because insurance is about leading a life where risk is managed. It is about feeling secure and experiencing the benefits of Mercury's security in times of need. It's about knowing that the companies that rate insurance companies give Mercury a high rating. A. M. Best rates Mercury A+ (superior), S&P gives Mercury a rating of AA (very strong) for financial strength and an A debt rating. Our total invested assets have more than tripled since 1994, rising from $750 million in 1994 to $2.5 billion in 2003.

Mercury is spreading that sense of security to more and more people. From our deep California roots, Mercury now writes insurance in Florida, Texas, Illinois, Georgia, New York, Virginia, Oklahoma and New Jersey. Our expansion is strategic and consistent as we move into markets where we believe that Mercury will thrive and prosper. And the numbers bear this out: Mercury's non-California business has grown from less than 3% of the total in 1994 to nearly 17% in 2003, and in 2003 it grew almost 38% over 2002. Ours is a formula of careful growth, growth that results in benefits both in the short term and in the long run.

In California alone, Mercury provides peace-of-mind to well over a million policyholders. Year after year, we are proud to be serving so many Californians who choose Mercury in a competitive market.

How does security translate for our shareholders? In 2003, Mercury had the highest net income in the Company's history: $184.3 million, or $3.38 per share (diluted). Premiums written for our company doubled from 1994 to 1997 (from half a billion dollars to over a billion dollars) and then doubled again from 1998 to 2003 (from over $1 billion to over $2.25 billion). Return on Equity was 15% for 2003 and Mercury has a ten-year average exceeding 15%. These numbers tell the story: our business is moving in the right direction.

The pages that follow detail how our commitment to Savings, Service and Security made 2003 a tremendous year for Mercury.

Security and peace-of-mind for our customers coupled with shareholder growth and solid management: Mercury's roadmap for success is an exceptional journey that knows no end.

MILESTONE 3



When Is a Building More Than Walls?

To be sure, Mercury's growth and stability is reflected in this book's financial pages. And in 2003, Mercury's growth was also reflected in the bricks and mortar of our new building located in Rancho Cucamonga, California. As part of Mercury's commitment to smart, responsible growth, we built this structure to support the growth in our claims and underwriting staff.

KEY

- Population: 16,396,575
- Number of cars: 7,920,000
- Number of cars insured by Mercury: 153,000+
- Number of agents/brokers: 1,000+

Florida

DATE OF MERCURY MARKET ENTRY

CA	GA, IL	OK, TX	FL	NY, VA	NJ
1962	1990	1996	1998	2001	2003

LETTER TO SHAREHOLDERS

Mercury had an excellent year in 2003, by many measures among the best in the Company's forty-one year operating history. Highlights of the year include:

○ Company-wide written premiums crossed the $2.25 billion mark with a year-to-year increase of 21.6%. We have more than doubled the size of the Company since 1997, when written premiums first exceeded $1 billion. Total assets grew by $475 million in 2003, exceeding $3 billion at year-end.

○ Our California private passenger policyholder count increased by 7.8% to 1,026,000, representing more than 1.8 million California vehicles insured by Mercury. Mercury now writes more than 8% of the California automobile insurance market, and is the largest writer of automobile insurance through independent agents and brokers in California.

○ Non-California written premiums were $383 million for the year, a 37.7% increase over the prior year; in the fourth quarter, non-California net premiums written grew by 43.2% over the same period of the prior year. Non-California premiums made up 18.5% of the Company's total premium in the fourth quarter, up from 15% in the fourth quarter of 2002.

○ Mercury's expansion into additional states continued in 2003, with our entry into the New Jersey market. Other states will follow in 2004.

○ Profitability improved in 2003, with diluted net income per share increasing to $3.38, an increase of 179%, compared with 2002. The 2003 GAAP combined underwriting ratio was 94.0%, a year-to-year improvement of 4.8 percentage points.


$50
$40
$30
$20
99
00
01
02
03

Trading Range of Mercury Stock - MCY

In each of the last three years, our growth in net premiums written was in double digits: 13.4% in 2001, 29.3% in 2002 and 21.6% in 2003. We anticipate a somewhat lower growth rate in 2004, particularly in California, due to an intensifying competitive environment. That should be partially offset by our plans to continue our expansion efforts outside of California.

One of the reasons we decided to enter the New Jersey market is the large number of registered vehicles in the state. Also many New Jersey agents and brokers had limited access to reliable automobile insurance markets, as many major insurers had withdrawn from the state or limited their exposure to New Jersey in the last decade. Recent legislative and regulatory changes have created a more favorable insurance market, and we found the office of the New Jersey Insurance Commissioner very responsive and receptive to our entry into the market. We have appointed many agents and brokers who share our operating philosophy, and we continue to receive inquiries from many others expressing interest in a Mercury appointment.

The fifteen wildfires that burned through parts of Southern California in 2003, especially in San Bernardino County, resulted in enormous heartache and property losses for many California residents. While Mercury writes about 2.5% of the total California homeowners insurance market, our incurred losses resulting from these fires totaled some $16 million, far less than would be expected with our market share. Careful adherence to our underwriting standards by our agents and brokers helped to minimize our losses.


$0.84
$0.96
$1.06
$1.20
$1.32
99
00
01
02
03

Dividends Declared Per Share
(5 year average growth rate of dividends - 13.5%)

Our Rapid Response Catastrophe Team immediately rushed to the scene and opened a Catastrophe Center for our San Bernardino policyholders in our Rancho Cucamonga office. As Mercury policyholders contacted us, we brought them to our Catastrophe Center's Hospitality Suite, initiated the claims process and provided them with immediate financial support and assistance in obtaining temporary housing.

Our adjusters visited shelters established for fire victims by the Red Cross, and others, searching for Mercury policyholders who had been forced to flee their homes. To those policyholders, we provided immediate financial assistance and helped them obtain temporary living accommodations, clothing and other personal items.

The care, concern and effort demonstrated by our Catastrophe Team in responding immediately to assist these unfortunate fire victims exemplifies Mercury's service goal of putting peoples' lives back together as quickly as possible. We are very proud of these Mercury employees and of the outstanding service they provided to our policyholders in their time of need.

Talented senior leadership is now in place in Mercury's Information Technology Department, with the hiring of a new Chief Information Officer. As I discussed last year, Mercury's back-end underwriting, claims, billing and commissions processing systems are all proprietary systems, many of which are 20 years old. Under the direction of Mercury's Chief Technology Officer, we have begun a process to migrate our systems applications to a new platform utilizing open systems architecture. This Next Generation (or "NextGen") Project is an ambitious, multi-year effort using Mercury developers and business analysts, in addition to some consultants and with



$2,500
$2,000
$1,500
$1,000
$500
$0
Los Angeles
Irvine
Sacramento
San Diego
San Antonio
Miami
Orlando

Mercury vs. the Industry
(6 month premiums)*

○ Mercury ▯ Industry Range

periodic input from the end-users, to rewrite in-house virtually all of Mercury's existing proprietary software systems. NextGen's mandate is to build multi-state, multi-line systems that will enable the Company to enter new states rapidly, as well as respond to legislative and regulatory changes much more easily.

In 2004, Mercury's Board of Directors increased the quarterly dividend to $0.37 per share, a 12.1% increase over the quarterly dividend amount paid in 2003. Mercury's long-term financial performance has allowed us to increase our dividend every year since 1986, with an overall rate of increase averaging in excess of 20%. Further, since 1986, Mercury's stockholders have realized annualized returns, including dividends, of 16.1%.

I hope you will be able to attend our annual meeting on May 12, 2004.

Respectfully submitted,

George Joseph
Chairman and Chief Executive Officer



102.6%
108.0%
107.4%
103.7%
99.1%
93.0%
98.6%
99.2%
98.4%
93.6%
99
00
01
02
03

Combined Ratio of Underwriting Results
(statutory basis)

Mercury General (all lines)

US Industry (private passenger auto)

Non-California Percentage of Total Premiums



9.2%
11.3%
12.5%
14.9%
16.9%
99
00
01
02
03



$1.2
$1.3
$1.4
$1.9
$2.3
99
00
01
02
03

Total Premiums Written
(in billions)

FINANCIAL HIGHLIGHTS

All dollar figures in thousands, except per share data	2003	2002	2001	2000	1999
Earned premiums	**$ 2,145,047**	$ 1,741,527	$ 1,380,561	$ 1,249,259	$ 1,188,307
Combined ratio (GAAP Basis)	**94.0%**	98.8%	99.6%	98.5%	93.3%
Per share data					
Diluted net income	**$ 3.38**	$ 1.21	$ 1.94	$ 2.02	$ 2.44
Diluted net realized gains (losses)*	**$ 0.13**	$ (0.84)	$ 0.08	$ 0.05	$ (0.14)
Dividends declared	**$ 1.32**	$ 1.20	$ 1.06	$ 0.96	$ 0.84
Book value	**$ 23.07**	$ 20.21	$ 19.72	$ 19.08	$ 16.73
Diluted average shares (000's)	**54,547**	54,502	54,382	54,258	54,815
Period-end shares (000's)	**54,424**	54,362	54,277	54,193	54,425
Total assets	**$ 3,119,766**	$ 2,645,296	$ 2,316,540	$ 2,142,263	$ 1,906,367
Total investments	**$ 2,539,514**	$ 2,150,658	$ 1,936,171	$ 1,794,961	$ 1,575,465
Shareholders' equity	**$ 1,255,503**	$ 1,098,786	$ 1,069,711	$ 1,032,905	$ 909,591
Return on average equity**	**15.0%**	10.3%	9.6%	11.0%	15.5%
Premiums to surplus ratio	**1.9 to 1**	1.8 to 1	1.4 to 1	1.3 to 1	1.4 to 1

* Net of income tax effect

** Excluding realized investment gains (losses)

Financials

10 YEAR SUMMARY

All dollar figures in thousands, except per share data	2003	2002
Operating Results (GAAP Basis):		
Net premiums written after reinsurance	$ 2,268,778	$ 1,865,046
Increase in unearned premiums	(123,731)	(123,519)
Earned premiums	2,145,047	1,741,527
Losses and loss adjustment expenses	1,452,051	1,268,243
Underwriting expenses	564,609	453,260
Net investment income	104,520	113,083
Net realized investment gains (losses)	11,207	(70,412)
Other income	4,743	2,073
Interest expense	3,056	4,100
Income before taxes	245,801	60,668
Income taxes	61,480	(5,437)
Net income	$ 184,321	$ 66,105
Net income per share (basic)	$ 3.39	$ 1.22
Net income per share (diluted)	$ 3.38	$ 1.21
Operating ratios		
Loss ratio	67.7%	72.8%
Expense ratio	26.3%	26.0%
Combined ratio	94.0%	98.8%
Investments:		
Total investments	$ 2,539,514	$ 2,150,658
Yield on average investments		
Before taxes	4.5%	5.6%
After taxes	4.0%	4.9%
Financial Condition:		
Consolidated assets	$ 3,119,766	$ 2,645,296
Unpaid losses and loss adjustment expenses	797,927	679,271
Unearned premiums	663,004	545,485
Notes payable	124,714	128,859
Policyholders surplus	1,169,427	1,014,935
Total shareholders equity	1,255,503	1,098,786
Book value per share	$ 23.07	$ 20.21
Other Information:		
Return on average shareholders equity	15.0%	10.3%
Average shares outstanding (in thousands)	54,402	54,314
Shares outstanding at year-end (in thousands)	54,424	54,362
Dividends per share	$ 1.32	$ 1.20
Price range (bids) of common stock	$ 50.30-33.50	$ 51.15-37.25

2001	2000	1999	1998
$ 1,442,886	$ 1,272,447	$ 1,206,171	$ 1,144,051
(62,325)	(23,188)	(17,864)	(22,467)
1,380,561	1,249,259	1,188,307	1,121,584
1,010,439	901,781	789,103	684,468
364,005	328,390	318,074	297,533
114,511	106,466	99,374	96,169
6,512	3,944	(11,929)	(1,340)
5,396	6,349	4,924	5,710
7,727	7,292	4,960	4,842
124,809	128,555	168,539	235,280
19,470	19,189	34,830	57,754
$ 105,339	$ 109,366	$ 133,709	$ 177,526
$ 1.94	$ 2.02	$ 2.45	$ 3.23
$ 1.94	$ 2.02	$ 2.44	$ 3.21
73.2%	72.2%	66.5%	61.0%
26.4%	26.3%	26.8%	26.6%
99.6%	98.5%	93.3%	87.6%
$ 1,936,171	$ 1,794,961	$ 1,575,465	$ 1,590,645
6.3%	6.2%	6.2%	6.5%
5.4%	5.6%	5.6%	5.9%
$ 2,316,540	$ 2,142,263	$ 1,906,367	$ 1,877,025
534,926	492,220	434,843	405,976
421,342	365,579	340,846	327,129
129,513	107,889	92,000	78,000
1,045,104	954,753	853,794	767,223
1,069,711	1,032,905	909,591	917,375
$ 19.72	$ 19.08	$ 16.73	$ 16.80
9.6%	11.0%	15.5%	20.8%
54,182	54,100	54,596	55,003
54,277	54,193	54,425	54,684
$ 1.06	$ 0.96	$ 0.84	$ 0.70
$ 44.50-32.00	$ 44.88-21.06	$ 45.50-20.94	$ 69.44-33.25

loss reserves. While insurance companies use sophisticated models and experienced actuaries to assist in setting rates and establishing loss reserves, there can be no assurance that current rates or current reserve estimates will be adequate. Furthermore, there can be no assurance that insurance regulators will approve rate increases when the Company's actuarial analysis shows that they are needed.

- Inflation – The largest cost component for automobile insurers are losses which include medical costs and replacement automobile parts and labor repair costs. There has recently been a significant increase in medical cost inflation and it is often a year or more after the respective fiscal period ends before sufficient claims have closed for the inflation rate to be known with a reasonable degree of certainty. Therefore, it can be difficult to establish reserves and set premium rates, particularly when actual inflation rates are higher or lower than anticipated. The Company currently estimates mid to high single digit inflation rates on bodily injury coverages for its major California personal automobile lines for the 2002 and 2003 accident years. The inflation rate for these accident years is the most difficult to estimate because there remain many open claims. Should actual inflation be higher the Company could be under reserved for its losses and profit margins would be lower.
- Loss Frequency – Another component of overall loss costs is loss frequency, which is the number of claims per risks insured. There has been a long-term trend of declining loss frequency in the personal automobile insurance industry, which has benefited the industry as a whole. However, it is unknown if loss frequency in the future will continue to decline, remain flat or increase.
- Underwriting Cycle and Competition – The property and casualty insurance industry is highly cyclical, with periods of rising premium rates and shortages of underwriting capacity ("hard market") followed by periods of substantial price competition and excess capacity ("soft market"). The Company has historically seen premium growth in excess of 20% during hard markets, whereas premium growth rates during soft markets have historically been in the single digits. Many of the Company's major competitors have announced better operating results in 2003, which typically signals a softening in the market, and consequently, the Company expects that its policies in force will be difficult to grow in 2004, particularly in California. The Company expects to offset some of this expected reduction in growth through expansion into new states.

Revenues, Income and Cash Generation

The Company generates its revenues through the sale of insurance policies, primarily covering personal automobile and homeowners. These policies are sold through independent agents and brokers who receive a commission (on average 17%) for selling and servicing the policies.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

Mercury General Corporation and its subsidiaries (collectively, the "Company") is headquartered in Los Angeles, California and operates primarily as a personal automobile insurer selling policies through a network of independent agents and brokers in nine states. The Company also offers homeowners insurance, mechanical breakdown insurance, commercial and dwelling fire insurance, umbrella insurance, commercial automobile and commercial property insurance. The private passenger automobile lines of insurance accounted for approximately 88% of the $2.3 billion of the Company's gross written premiums in 2003, with 84% of the private passenger automobile premiums written in California.

This overview discusses some of the relevant factors that management considers in evaluating the Company's performance, prospects and risks. It is not all-inclusive and is meant to be read in conjunction with the entirety of the management discussion and analysis, the Company's financial statements and notes thereto and all other items contained within this Annual Report and the Company's filings with the Securities and Exchange Commission.

Economic and Industry Wide Factors

- Regulatory – The insurance industry is subject to strict state regulation and oversight and is governed by the laws of each state in which each insurance company operates. State regulators generally have substantial power and authority over insurance companies including, in some states, approving rate changes and rating factors and establishing minimum capital and surplus requirements. In many states, the insurance commissioner is an elected office and newly-elected commissioners may emphasize different agendas or interpret existing regulations differently than previous commissioners. In California, the Company's largest market, the current commissioner took office in January of 2003. He has made changes more actively than the previous commissioner in the way automobile insurance is regulated in California. It is uncertain how any regulatory changes implemented by the California insurance commissioner, or the insurance commissioner in any other state in which Mercury operates, will be resolved and how it will impact the Company's operations.

- Cost uncertainty – Because insurance companies pay claims after premiums are collected, the ultimate cost of an insurance policy is not known until well after the policy revenues are earned. Consequently, significant assumptions are made when establishing insurance rates and

1997	1996	1995	1994
$ 1,086,241	$ 795,873	$ 636,590	$ 550,838
(54,961)	(41,149)	(20,264)	(21,448)
1,031,280	754,724	616,326	529,390
654,729	501,858	416,556	360,557
258,462	184,512	150,760	133,248
86,812	70,180	62,964	54,586
4,973	(3,173)	1,048	(9,853)
4,881	3,233	3,341	3,123
4,976	2,004	2,040	1,025
209,779	136,590	114,323	82,416
53,473	30,826	24,022	16,121
$ 156,306	$ 105,764	$ 90,301	$ 66,295
$ 2.84	$ 1.93	$ 1.65	$ 1.22
$ 2.82	$ 1.92	$ 1.65	$ 1.21
63.5%	66.5%	67.6%	68.1%
25.1%	24.4%	24.4%	25.2%
88.6%	90.9%	92.0%	93.3%
$ 1,448,248	$ 1,168,287	$ 923,194	$ 751,614
6.9%	7.2%	7.6%	7.5%
6.2%	6.5%	6.9%	6.8%
$ 1,725,532	$ 1,419,927	$ 1,081,656	$ 911,693
409,061	336,685	253,546	227,499
309,376	260,878	168,404	148,654
75,000	75,000	25,000	25,000
679,359	594,799	479,114	411,898
799,592	641,222	565,188	457,161
$ 14.51	$ 11.69	$ 10.34	$ 8.38
21.2%	17.9%	17.5%	16.0%
54,997	54,794	54,623	54,546
55,125	55,008	54,886	54,830
$ 0.58	$ 0.48	$ 0.40	$ 0.35
$ 55.50-26.13	$ 29.13-19.88	$ 24.88-14.13	$ 15.75-12.75

The Company believes that the relationship with its brokers and agents along with a more thorough underwriting process gives the Company an advantage over its competitors. The Company views this as one of its primary competitive advantages because it allows the Company to charge lower prices yet realize better margins.

The Company also generates revenue from its investment portfolio, which was approximately $2.5 billion at the end of 2003. This investment portfolio generated $105 million in pre-tax investment income during 2003. The portfolio is managed by Company personnel with a view towards maximizing after-tax yields and limiting interest rate and credit risk.

The Company's results and growth have allowed it to consistently generate positive cash flow from operations, which was $444 million in 2003. The Company's cash flow from operations has exceeded $100 million every year since 1994 and has been positive for over 20 years. Cash flows from operations has been used to pay shareholder dividends and to help support growth.

Opportunities, Challenges and Risks

The Company currently underwrites personal automobile insurance in nine states; California, Florida, Texas, Oklahoma, Georgia, Illinois, New York, Virginia and beginning in August of 2003, New Jersey. The Company believes that there are opportunities to expand its business into additional states and expects to begin writing business in Arizona and possibly other states by the end of 2004. The Company expects to continue this growth by expanding into new states in future years with the objective for non-California premiums to eventually account for as much as half of the Company's total premiums.

There are, however, challenges and risks involved in entering each new state, including establishing adequate rates without any operating history in the state, working with a new regulatory regime, hiring and training competent personnel, building adequate systems and finding qualified agents and brokers to represent the Company. The Company has entered five new states during the past six years and believes that it has sufficient expertise to manage these challenges and risks to continue its expansion into additional new states.

The Company is also subject to some risks inherent to its business, which might include but are not limited to the following:

- A catastrophe, such as a major wildfire, earthquake or hurricane can cause a significant amount of loss to the Company in a very short period of time.
- A major regulatory change, such as the reinstatement of third party "bad faith" lawsuits could cause a dramatic increase in loss costs.

- A sharp upward increase in market interest rates or an equity market crash could cause a significant loss to our investment portfolio.

To the extent that is within the Company's control, the Company manages these risks and believes that it has established adequate controls to mitigate the effect that major events would have on the Company's financial position.

The Company is currently developing a Next Generation ("NextGen") computer system to replace its existing legacy systems that currently reside on Hewlett Packard 3000 mainframe computers. The NextGen system is being designed to be a multi-state, multi-line system that is expected to enable the Company to enter new states more rapidly, as well as respond to legislative and regulatory changes more easily than the Company's current system. The NextGen project is in the development phase and is not expected to be in operation until 2005 or 2006. The NextGen system is expected to cost approximately $20 million and to provide a significant positive benefit to the Company.

General

The operating results of property and casualty insurance companies are subject to significant fluctuations from quarter-to-quarter and from year-to-year due to the effect of competition on pricing, the frequency and severity of losses, including the effect of natural disasters on losses, general economic conditions, the general regulatory environment in those states in which an insurer operates, state regulation of premium rates and other factors such as changes in tax laws. The property and casualty industry has been highly cyclical, with periods of high premium rates and shortages of underwriting capacity followed by periods of severe price competition and excess capacity. These cycles can have a large impact on the ability of the Company to grow and retain business.

The Company operates primarily in the state of California, which was the only state it produced business in prior to 1990. The Company expanded its operations into Georgia and Illinois in 1990. With the acquisition of American Fidelity Insurance Group ("AFI") in December 1996, now American Mercury Insurance Company ("AMI"), the Company expanded into the states of Oklahoma and Texas. The Company expanded its operations into the state of Florida during 1998 and further expansion into Texas occurred with the Concord Insurance Services, Inc. transaction in December 1999 and the Mercury County Mutual Insurance Company ("MCM") transaction in September 2000. In 2001, the Company expanded into Virginia and New York. The Company expanded its operations into New Jersey during 2003.

During 2003, approximately 83% of the Company's total net premiums written were derived from California.

Implementing rate changes varies by state with California, Georgia, New York and New Jersey requiring prior approval from the DOI before a rate can be implemented. Illinois, Texas and Virginia only require that rates be filed with the DOI, while Oklahoma and Florida have a modified version of prior approval laws. In all states, the insurance code provides that rates must not be "excessive, inadequate or unfairly discriminatory."

Effective June 23, 2003, the Company implemented a 3.8% rate increase for new and renewal California private passenger automobile insurance written by Mercury Insurance Company ("MIC"), which represents approximately 47% of company-wide premiums written, and a 6.9% combined rate increase for new and renewal California private passenger automobile insurance written by Mercury Casualty Company ("MCC") and California Automobile Insurance Company ("Cal Auto"), which represent approximately 26% of company-wide premiums written. During 2003, the Company also implemented automobile insurance rate increases in four of the eight non-California states.

Despite the increases, the Company believes that its rates will remain competitive in the marketplace. During 2003, the Company continued its marketing efforts for name recognition and lead generation. The Company believes that its marketing effort combined with price and reputation makes the Company very competitive in California.

Since December 31, 2001, the Company's private passenger automobile policies in force in California have experienced an average annual growth rate of approximately 12% with a growth rate of 8% in 2003. The Company's non-California private passenger automobile policies in force have experienced an average annual growth rate of approximately 32% since December 31, 2001 with a growth rate of 23% in 2003. Management believes the increase is due in large part to a hard insurance market, the Company's expansion into new states, favorable competitive rates, a good reputation and a highly visible and targeted advertising strategy.

The California Insurance Commissioner uses rating factor regulations requiring automobile insurance rates to be determined by (1) driving safety record, (2) miles driven per year, (3) years of driving experience and (4) whatever optional factors are determined by the Insurance Commissioner to have a substantial relationship to the risk of loss and adopted by regulation. The regulations further require that each of the four factors be applied in decreasing order of importance.

The California Insurance Commissioner is conducting townhall meetings to discuss modifying territory as a rating factor. The outcome of this matter is uncertain and the impact to the Company can not be determined at this time.

The California DOI required all insurers offering persistency discounts to make class plan filings by January 15, 2003, removing the portability of these discounts. Persistency discounts represent discounts on policy rates extended to consumers based upon the number of consecutive years that the consumers carried insurance coverage. These class plans were never implemented because Senate Bill 841 was enacted during 2003 amending the California Insurance Code to allow insurers to offer products with portable persistency discounts. However, in January 2004, this legislation was overturned through judicial proceedings in the Los Angeles Superior Court. The Company intervened in the original proceedings and intends to seek appellate review of this ruling. The outcome of such action is uncertain. The changes made during the class plan filing indicated that removing persistency discounts is revenue neutral for the Company's existing business. The removal of persistency discounts could have an impact on the Company's price competitiveness in attracting new business and would cause many existing customer's rates to change. However, this impact, if any, is undeterminable.

On June 25, 2003, the California State Board of Equalization ("SBE") upheld Notices of Proposed Assessment ("NPAs") issued against the Company for tax years 1993 through 1996. In the NPA's, the California Franchise Tax Board ("FTB") disallowed a portion of the Company's expenses related to management services provided to its insurance company subsidiaries on grounds that such portion was allocable to the Company's tax-deductible dividends from such subsidiaries. The total tax liability and interest on the management fee expenses amount to approximately $14 million (approximately $7 million tax liability plus $7 million of interest through December 31, 2003). The potential net liability, after federal tax benefit, amounts to approximately $9 million.

The Company continues to believe that its deduction of the expenses related to management services provided to it subsidiaries is meritorious and will continue to defend it vigorously before the SBE and, if necessary, the courts. The Company has filed a Petition for Rehearing with the SBE based both on procedural and substantive grounds, and both the Company and the FTB have filed briefs relating to the Petition. The SBE is expected to consider the matter in March 2004.

The SBE decision on the NPA's for tax years 1993 through 1996 also resulted in a smaller disallowance of the Company's interest expense deductions than was proposed by the FTB in those years. The Company has decided not to continue to challenge this issue and has established a small accrual for the tax liability and related interest.

As a result of the court ruling in "Ceridian vs. Franchise Tax Board," the FTB has issued NPAs for tax years 1997 through 2000 disallowing all Dividend Received Deductions (DRD) taken by the Company for those tax years. The ruling in "Ceridian vs. Franchise Tax Board" held the statute permitting the tax deductibility of dividends received from wholly-owned insurance subsidiaries unconstitutional because it discriminated against out-of-state holding companies. The FTB interpretation of the ruling concludes that the discriminatory sections of the statute are not severable and the entire statute is invalid. As a result, the FTB's position in the NPAs is that all dividends received by the Company from its insurance company subsidiaries are subject to California franchise taxes. The DRD disallowance could result in approximately $17 million of additional California state franchise taxes plus $8 million of related interest through December 31, 2003. The potential net liability, after federal tax benefit, amounts to approximately $16 million.

Management intends to vigorously challenge these potential tax liabilities on 2001 and future inter-company dividends. However, if the Company's challenges are ineffective or the issue is not resolved favorably with the State of California, additional state taxes of approximately 9% (6% after the federal tax benefit of deducting state taxes) could be owed on dividends Mercury General receives from its insurance subsidiaries. While the Company intends to continue paying dividends to its shareholders, an unsatisfactory conclusion to the inter-company dividend issue could affect future dividend policy.

The Company is closely following the progress of legislation that if enacted would resolve the issues on expense disallowance and eliminate the uncertainty created by the court ruling in "Ceridian vs. Franchise Tax Board" for all tax years through December 31, 2003. Without a legislative solution, years of future litigation may be required to determine the ultimate outcome of the expense disallowance and DRD issues. Because of the uncertainty surrounding these issues, it is difficult to predict the ultimate amount the Company may be required to pay, if anything. Consistent with the proposed legislation and the Company's expectations of a legislative solution, the Company has established a tax contingency reserve of approximately $3 million, net of federal tax benefits, for all California franchise tax issues including the disallowance of expenses and DRD issues.

The Company is also involved in proceedings incidental to its insurance business (See Item 3. Legal Proceedings, and Note 11 of Notes to Consolidated Financial Statements).

Critical Accounting Policies

The preparation of the Company's financial statements requires judgment and estimates. The most significant is the estimate of loss reserves as required by Statement of Financial Accounting Standards No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS No. 60") and Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies" ("SFAS No. 5"). Estimating loss reserves is a difficult process as there are many factors that can ultimately affect the final settlement of a claim and, therefore, the reserve that is needed. Changes in the regulatory and legal environment, results of litigation, medical costs, the cost of repair materials and labor rates can all impact ultimate claim costs. In addition, time can be a critical part of reserving determinations since the longer the span between the incidence of a loss and the payment or settlement of the claim, the more variable the ultimate settlement amount can be. Accordingly, short-tail claims, such as property damage claims, tend to be more reasonably predictable than long-tail liability claims. Inflation is reflected in the reserving process through analysis of cost trends and reviews of historical reserving results.

The Company performs its own loss reserve analysis and also engages the services of an independent actuary to assist in the estimation of loss reserves. The Company and the actuary do not calculate a range of loss reserve estimates but rather calculate a point estimate. Management reviews the underlying factors and assumptions that serve as the basis for preparing the reserve estimate. These include paid and incurred loss development factors, expected average costs per claim, inflation trends, expected loss ratios, industry data and other relevant information. At December 31, 2003, the Company recorded $797.9 million in loss and loss adjustment expense reserves. Management believes that the liability for losses and loss adjustment expenses is adequate to cover the ultimate net cost of losses and loss adjustment expenses incurred to date. Since the provisions are necessarily based upon estimates, the ultimate liability may be more or less than such provision.

The Company complies with the SFAS No. 60 definition of how insurance enterprises should recognize revenue on insurance policies written. The Company's insurance premiums are recognized as income ratably over the term of the policies. Unearned premiums are carried as a liability on the balance sheet and are computed on a monthly pro-rata basis. The Company evaluates its unearned premiums periodically for premium deficiencies by comparing the sum of expected claim costs, unamortized acquisition costs and maintenance costs to related unearned premiums. To the extent that any of the Company's lines of business become substantially unprofitable, then a premium deficiency reserve may be required. The Company does not expect this to occur on any of its significant lines of business.

The Company carries its fixed maturity and equity investments at market value as required for securities classified as "Available for Sale" by Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"). In most cases, market valuations were drawn from trade data sources. In no case were any valuations made by the Company's management. Equity holdings, including non-sinking fund preferred stocks, are, with minor exceptions, actively traded on national exchanges, and were valued at the last transaction price on the balance sheet date. The Company constantly evaluates its investments for other than temporary declines and writes them off as realized losses through the Statement of Income, as required by SFAS No. 115 when recovery of the net book value appears doubtful. Temporary unrealized investment gains and losses are credited or charged directly to shareholders' equity as accumulated other comprehensive income, net of applicable taxes. It is possible that future information will become available about the Company's current investments that would require accounting for them as realized losses due to other than temporary declines in value. The financial statement effect would be to move the unrealized loss from accumulated other comprehensive income on the Balance Sheet to realized investment losses on the Statement of Income.

The Company may have certain known and unknown potential liabilities that are evaluated using the criteria established by SFAS No. 5. These include claims, assessments or lawsuits incidental to our business. The Company continually evaluates these potential liabilities and accrues for them or discloses them in the financial statement footnotes if they meet the requirements stated in SFAS No. 5. While it is not possible to know with certainty the ultimate outcome of contingent liabilities, management does not expect them to have a material effect on the consolidated operations or financial position.

Statement of Financial Accounting Standards SFAS No. 141, "Business Combinations" ("SFAS No. 141") and Statement of Financial Accounting Standards SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") became effective January 1, 2002. SFAS No. 141 requires companies to apply the purchase method of accounting for all business combinations initiated after June 30, 2001 and prohibits the use of the pooling-of-interest method. SFAS No. 142 changes the method by which companies may recognize intangible assets in purchase business combinations and generally requires identifiable intangible assets to be recognized separately from goodwill. In addition, it eliminates the amortization of all existing and newly acquired goodwill on a prospective basis and requires companies to assess goodwill for impairment, at least annually, based on the fair value of the reporting unit.

At December 31, 2003, the Company had on its books approximately $7.3 million in goodwill related to the 1999 acquisition of Concord and approximately $5.2 million of intangible assets with indefinite useful lives related to the MCM acquisition.

As required by SFAS No. 142, the Company has assessed these assets and determined that they are not impaired. Furthermore, as required by SFAS No. 142, the Company did not amortize these assets after 2001. Total amortization expense in 2001 related to these assets was $1.9 million.

Results of Operations

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Premiums earned in 2003 of $2,145.0 million increased 23.2% from the corresponding period in 2002. Net premiums written in 2003 of $2,268.8 million increased 21.6% over amounts written in 2002. The premium increases were principally attributable to increased policy sales and rate increases in the California, Florida and Texas automobile lines and the California homeowners' insurance lines of business.

Net premiums written is a non-GAAP financial measure which represents the premiums charged on policies issued during a fiscal period less any reinsurance. Net premiums written is a statutory measure used to determine production levels. Net premiums earned, the most directly comparable GAAP measure, represents the portion of premiums written that are recognized as income in the financial statements for the period presented and earned on a pro-rata basis over the term of the policies. The following is a reconciliation of total Company net premiums written to net premiums earned (000s) for the years ended December 31, 2003 and 2002, respectively:

	2003	2002
Net premiums written	$ 2,268,778	$ 1,865,046
Increase in unearned premiums	123,731	123,519
Earned premiums	$ 2,145,047	$ 1,741,527

The loss ratio (GAAP basis) in 2003 (loss and loss adjustment expenses related to premiums earned) was 67.7% in 2003 compared with 72.8% in 2002. The lower loss ratio is largely attributable to recent rate increases and improved loss frequency on automobile claims as well as California homeowners claims. Automobile loss frequencies can be affected by many factors including seasonal travel, weather and fluctuations in gasoline prices. The Southern California firestorms negatively impacted the loss ratio by 0.7% in 2003. Furthermore, adverse development on prior accident years increased the 2003 loss ratio by 0.2% and the 2002 loss ratio by 1.5%.

The expense ratio (GAAP basis) in 2003 (policy acquisition costs and other operating expenses related to premiums earned) was 26.3% compared with 26.0% in 2002. The increase in the expense ratio is primarily due to higher profitability related bonus accruals.

The combined ratio of losses and expenses (GAAP basis) is the key measure of underwriting performance traditionally used in the property and casualty insurance industry. A combined ratio under 100% generally reflects profitable underwriting results; a combined ratio over 100% generally reflects unprofitable underwriting results. The combined ratio of losses and expenses (GAAP basis) was 94.0% in 2003 compared with 98.8% in 2002 which indicates that the Company's underwriting performance contributed $128.4 million to the Company's income before income taxes of $245.8 million during 2003 versus contributing $20.0 million to the Company's income before income tax of $60.7 million in 2002.

Investment income in 2003 was $104.5 million, compared with $113.1 million in 2002. The after-tax yield on average investments of $2,311.0 million (cost basis) was 4.04%, compared with 4.87% on average investments of $2,035.3 million (cost basis) in 2002. The effective tax rate on investment income was 10.7% in 2003, compared to 12.4% in 2002. The lower tax rate in 2003 reflects a shift in the mix of the Company's portfolio from taxable to non-taxable issues. Bonds matured and called in 2003 totaled $444.4 million, compared to $120.5 million in 2002. Assuming market interest rates remain the same, the Company expects approximately $430 million of bonds to mature or be called in 2004. The proceeds will be reinvested into securities meeting the Company's investment profile.

Net realized investment gains in 2003 were $11.2 million, compared with net realized losses of $70.4 million in 2002. Included in the net realized investment gains (losses) are investment write-downs of $9.1 million in 2003 and $71.7 million in 2002 that the Company considered to be other-than-temporarily impaired. The investment write-downs were on investments primarily in the telecommunications and energy sectors and are discussed further under Liquidity and Capital Resources.

The income tax provision of $61.5 million in 2003 represented an effective tax rate of 24.5% which compares with an effective tax rate of 14.7% in 2002 after excluding the effect of net realized investment gains (losses) in both years. The higher rate is primarily attributable to the increased proportion of underwriting income which is taxed at the full corporate rate of 35% in contrast with investment income which includes tax exempt interest and tax sheltered dividend income.

Net income in 2003 was $184.3 million or $3.38 per share (diluted), compared with $66.1 million or $1.21 per share (diluted), in 2002. Diluted per share results are based on 54.5 million average shares in 2003 and 2002. Basic per share results were $3.39 in 2003 and $1.22 in 2002. Included in net income in 2003 are realized gains, net of income tax expense, of $0.13 per share (diluted and basic) which positively impacted the 2003 results compared to realized losses, net of income tax benefit, of $0.84 per share (diluted and basic) which negatively impacted the 2002 results.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Premiums earned in 2002 of $1,741.5 million increased 26.1% and net premiums written in 2002 of $1,865.0 million increased 29.3% over amounts recorded in 2001. These premium increases were principally attributable to increased policy sales and rate increases in the California automobile insurance lines, California homeowners insurance, Florida automobile insurance and Texas automobile insurance.

During 2002, the California private passenger automobile insurance marketplace experienced rising premium rates. The Company and virtually all of its competitors filed and implemented rate increases, which helped spur the Company's premium growth during the year.

The GAAP loss ratio in 2002 (loss and loss adjustment expenses related to premiums earned) was 72.8% compared with 73.2% in 2001. The lower loss ratio was primarily driven by rate increases which were partially offset by rising loss severity trends and adverse loss development from prior periods.

The GAAP expense ratio (policy acquisition costs and other operating expenses related to premiums earned) was 26.0% in 2002 and 26.4% in 2001. While expenses generally increased in 2002, the increase was at a slightly lower rate than the increase in premium volume. The majority of expenses vary directly with premiums.

Total losses and expenses in 2002, excluding interest expense of $4.1 million, were $1,721.5 million, resulting in an underwriting gain (premiums earned less total losses and expenses excluding interest) for the period of $20.0 million, compared with an underwriting gain of $6.1 million in 2001.

Investment income in 2002 was $113.1 million, compared with $114.5 million in 2001. The after-tax yield on average investments of $2,035.3 million (cost basis) was 4.87%, compared with 5.41% on average investments of $1,828.5 million (cost basis) in 2001. The effective tax rate on investment income was 12.4% in 2002, compared to 13.6% in 2001. The lower tax rate in 2002 reflects a shift in the mix of the Company's portfolio from taxable to non-taxable issues. Bonds matured and called in 2002 totaled $120.5 million, compared to $67.6 million in 2001.

Net realized investment losses in 2002 were $70.4 million, compared with net realized gains of $6.5 million in 2001. Included in the net realized investment losses for 2002 are $71.7 million of investment write-downs that the Company considered to be other-than-temporarily impaired. The investment write-downs were on investments primarily in the telecommunications and energy sectors. There were no investment write-downs in 2001.

The income tax benefit of $5.4 million in 2002 is primarily due to realized losses recognized on securities deemed to be other than temporarily impaired. Excluding the effect of net realized gains (losses) from both 2002 and 2001 results in an effective tax rate of 14.7% in 2002 compared with an effective tax rate of 14.5% in 2001.

Net income in 2002 was $66.1 million or $1.21 per share (diluted), compared with $105.3 million or $1.94 per share (diluted), in 2001. Diluted per share results are based on 54.5 million average shares in 2002 and 54.4 million shares in 2001. Basic per share results were $1.22 in 2002 and $1.94 in 2001.

Liquidity and Capital Resources

Mercury General is largely dependent upon dividends received from its insurance subsidiaries to pay debt service costs and to make distributions to its shareholders. Under current insurance law, Mercury General's insurance subsidiaries are entitled to pay, without extraordinary approval, dividends of approximately $121 million in 2004. The actual amount of dividends paid from insurance subsidiaries to Mercury General during 2003 was $76 million. As of December 31, 2003, Mercury General also had approximately $31 million in fixed maturity securities, equity securities and cash that can be utilized to satisfy its direct holding company obligations.

The principal sources of funds for Mercury General's insurance subsidiaries are premiums, sales and maturity of invested assets and dividend and interest income from invested assets. The principal uses of funds for Mercury General's insurance subsidiaries are the payment of claims and related expenses, operating expenses, dividends to Mercury General and the purchase of investments. Mercury General's insurance subsidiaries generate substantial positive cash flows, particularly when the Company experiences growth, from operations as premiums are typically received in advance of the time when claim payments are required. Cash and short term cash investments increased by nearly $67 million as the Company has managed its portfolio to a shorter portfolio duration as a result of the current interest rate environment.

Net cash provided from operating activities in 2003 was $444.5 million, an increase of $101.9 million over the same period in 2002. This increase was primarily due to the growth in premiums reflecting increases in both policy sales and rates partially offset by an increase in loss and loss adjustment expenses paid in 2003. The Company has utilized the cash provided from operating activities primarily to increase its investment in fixed maturity securities, the construction of an additional office facility during 2003, the purchase and development of information technology and the payment of dividends to its shareholders. Excess cash was invested in short-term cash investments. Funds derived from the sale, redemption or maturity of fixed maturity investments of $564.7 million, were primarily reinvested by the Company in high grade fixed maturity securities.

The Company's cash and short-term cash investment portfolio totaled $366.8 million at December 31, 2003. Together with cash flows from operations, the Company believes that such liquid assets are adequate to satisfy its liquidity requirements without the forced sale of investments. However, the Company operates in a rapidly evolving and often unpredictable business environment that may change the timing or amount of expected future cash receipts and expenditures. Accordingly, there can be no assurance that the Company's sources of funds will be sufficient to meet its liquidity needs or that the Company will not be required to raise additional funds to meet those needs, including future business expansion, through the sale of equity or debt securities or from credit facilities with lending institutions.

The market value of all investments (fixed-maturities and equities) held at market as "Available for Sale" exceeded amortized cost of $2,409.0 million at December 31, 2003 by $130.5 million. That net unrealized gain of $130.5 million, reflected in shareholders' equity, net of applicable tax effects, was $84.8 million at December 31, 2003, compared with a net unrealized gain of $42.1 million of December 31, 2002. The increase in unrealized gains is largely due to an increase in the market value of bond holdings resulting from the current interest rate environment and the partial recovery in value of previously written down equity securities.

At December 31, 2003, the average rating of the $1,932.8 million bond portfolio at market (amortized cost $1,843.6 million) was AA, the same average rating at December 31, 2002. Bond holdings are broadly diversified geographically, within the tax-exempt sector. California state bonds represent 4.7% of the total bond portfolio and carry a net unrealized gain of $2.5 million at December 31, 2003. Holdings in the taxable sector consist principally of investment grade issues. At December 31, 2003, bond holdings rated below investment grade totaled $52.8 million at market (cost $53.3 million) representing approximately 2% of total investments. This compares to approximately $50.1 million at market (cost $68.8 million) representing 2.3% of total investments at December 31, 2002.

The following table sets forth the composition of the investment portfolio of the Company as of December 31, 2003:

Amounts in thousands	Amortized Cost	Market Value
Fixed maturity securities:		
U.S. government bonds and agencies	$ 258,442	$ 258,692
Municipal bonds	1,502,974	1,588,398
Corporate bonds	82,207	85,697
Redeemable preferred stock	12,460	12,522
	$ 1,856,083	$ 1,945,309
Equity securities:		
Common Stock:		
Public utilities	$ 63,810	$ 78,447
Banks, trusts and insurance companies	5,841	7,682
Industrial and other	67,852	86,753
Non-redeemable preferred stock	85,610	91,511
	$ 223,113	$ 264,393

The Company writes covered call options through listed exchanges and over the counter with the intent of generating additional income or return on capital. The total investment under the covered call program in 2003 was approximately $30 million. The Company as a writer of an option bears the market risk of an unfavorable change in the price of the security underlying the written option. The Board of Directors has authorized the Company's management to commence selling put options in 2004 and to increase its option writing program up to $40 million.

The Company monitors its investments closely. If an unrealized loss is determined to be other than temporary it is written off as a realized loss through the Consolidated Statement of Income. The Company's methodology of assessing other than temporary impairments is based on security-specific analysis as of the balance sheet date and considers various factors including the length of time and the extent to which the fair value has been less than the cost, the financial condition and the near term prospects of the issuer, whether the debtor is current on its contractually obligated interest and principal payments, and the Company's intent to hold the investment for a period of time sufficient to allow the Company to recover its costs.

During 2003, the Company recognized approximately $11.2 million in net realized gains from the disposal (sale, call or maturity) of securities which is comprised of realized gains of $27.0 million offset by realized losses of $15.8 million. These realized losses were derived from the disposal of securities with a total amortized cost of approximately $232.5 million. Approximately $3.8 million of the $15.8 million total realized loss relates to securities held as of December 2002 with no loss on any one individual security exceeding $0.3 million.

The Company recognized $9.1 million and $71.7 million in realized losses as other than temporary declines to its investment securities during 2003 and 2002, respectively. Of the $9.1 million write-down recognized in 2003, approximately $6.5 million relates to fixed maturity securities for a single company that filed for bankruptcy protection in July 2003. At such time, the Company liquidated its investment and recognized an impairment loss equal to the difference between the net proceeds on liquidation and the amortized cost of the investment. The balance of the write-down recognized relates to four equity securities whose book value materially exceeded market value for more than six consecutive months and the Company considered it unlikely that the market value would recover.

At December 31, 2003, the Company had a net unrealized gain on all investments of $130.5 million before income taxes which is comprised of unrealized gains of $140.8 million offset by unrealized losses of $10.3 million. Unrealized losses represent 0.4% of total investments at amortized cost. Of these unrealized losses, approximately $7.7 million relate to fixed maturity investments and the remaining $2.6 million relate to equity securities. Approximately $9.2 million of the unrealized losses are represented by a large number of individual securities with unrealized losses of less than 20% of each security's amortized cost. Of these, the most significant unrealized losses relate to one corporate bond and one municipal bond with unrealized losses of approximately $0.6 million and $0.5 million, respectively, representing market value declines of 11% and 18% of amortized cost. The remaining $1.1 million represents unrealized losses that exceed 20% of amortized costs and are discussed further below. The Company has concluded that the gross unrealized losses of $10.3 million at December 31, 2003 were temporary in nature. However, facts and circumstances may change which could result in a decline in market value considered to be other than temporary.

The following table presents the "aging" of pre-tax unrealized losses on investments that exceed 20% of amortized costs as of December 31, 2003:

		Aging of Unrealized Losses		
Amounts in thousands	Amortized Cost	0-6 Months	6-12 Months	Over 12 Months
Fixed Maturities:				
Investment grade	$ –	$ –	$ –	$ –
Non-Investment grade	3,366	–	–	1,062
Equity securities	–	–	–	–
Total	$ 3,366	$ –	$ –	$ 1,062
Aged unrealized losses as a % of amortized cost:				
Non-Investment grade securities				
20-50% below amortized cost		100%		
Over 50% below amortized cost		–		
Equity securities				
20-50% below amortized cost		–		
Over 50% below amortized cost		–		

The unrealized losses of $1.1 million on non-investment grade fixed maturity securities (in table above) relate to a single bond obligation of a major airline which are supported by gate lease revenues at the Dallas-Fort Worth ("DFW") airport. Given the status of DFW as the third busiest airport in the world, the Company believes that these gates are of vital strategic importance to the airlines. The airline is current on their interest obligations for these bonds. The Company has the ability and intent to hold securities with unrealized losses until they recover their value. In the future, information may come to light or circumstances may change that would cause the Company to write-down or sell these securities for a realized loss.

The amortized cost and estimated market value of fixed maturities available for sale with unrealized losses exceeding 20% of amortized cost as of December 31, 2003 by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Amounts in thousands	Amortized Cost	Estimated Market Value
Fixed maturities available for sale:		
Due in one year or less	$ –	$ –
Due after one year through five years	–	–
Due after five years through ten years	–	–
Due after ten years	$ 3,366	$ 2,304

On August 7, 2001, the Company completed a public debt offering issuing $125 million of senior notes payable under a $300 million shelf registration filed with the SEC in July 2001. The notes are unsecured, senior obligations of the Company with a 7.25% annual coupon payable on August 15 and February 15 each year commencing February 15, 2002. These notes mature on August 15, 2011. The Company used the proceeds from the senior notes to retire amounts payable under existing revolving credit facilities, which were terminated. Effective January 2, 2002, the Company entered into an interest rate swap of its fixed rate obligation on the senior notes for a floating rate of LIBOR plus 107 basis points. The swap significantly reduced interest expense in 2002 and 2003, but does expose the Company to higher interest expense in future periods, should LIBOR rates increase. The effective annualized interest rate in 2003 was 2.2%. The swap is accounted for as a fair value hedge under SFAS No. 133 (See Item 7A. Quantitative and Qualitative Disclosures About Market Risk).

Under the Company's stock repurchase program, the Company may purchase over a one-year period up to $200 million of Mercury General's common stock. The purchases may be made from time to time in the open market at the discretion of management. The program will be funded by dividends received from the Company's insurance subsidiaries that generate cash flow through the sale of lower yielding tax-exempt bonds and internal cash generation. Since the inception of the program in 1998, the Company has purchased 1,266,100 shares of common stock at an average price of $31.36. The shares purchased were retired. No stock was purchased in 2003.

The NAIC utilizes a risk-based capital formula for casualty insurance companies which establishes a hypothetical minimum capital level that is compared to the Company's actual capital level. The formula has been designed to capture the widely varying elements of risks undertaken by writers of different lines of insurance having differing risk characteristics, as well as writers of similar lines where differences in risk may be related to corporate structure, investment policies, reinsurance arrangements and a number of other factors. The Company has calculated the Risk-Based Capital Requirements of each of its insurance subsidiaries as of December 31, 2003. Each of the Insurance Companies' policyholders' surplus exceeded the highest level of minimum required capital.

The Company has no direct investments in real estate and no holdings of mortgages secured by commercial real estate.

During 2002, the Company was notified that the Hewlett Packard 3000 ("HP 3000") mainframe system that the Company utilizes for its core insurance applications will no longer be supported by Hewlett Packard after December 2006. Although mainframe system support will be available through other information technology service providers, the Company formed a team of experienced information technology employees to design and develop the Company's legacy replacement strategy. The project is currently in the development stage and the Company has estimated the cost of this project to be approximately $20 million.

The Company has obligations to make future payments under contracts and credit-related financial instruments and commitments. At December 31, 2003, certain long-term aggregate contractual obligations and credit-related commitments are summarized as follows:

	Payments Due by Period				
Amounts in thousands	Total	Within 1 year	1-3 years	4-5 years	After 5 years
Contractual obligations					
Debt (including interest)	$194,103	$ 9,063	$ 27,188	$ 18,125	$139,727
Capital lease obligations	1,324	1,124	200	–	–
Operating leases	23,309	5,688	14,400	3,151	70
Total contractual obligations	$218,736	$ 15,875	$ 41,788	$ 21,276	$139,797

The amount of interest included in the Company's debt obligations was calculated using the fixed rate of 7.25% on the senior notes issued August 2001. The Company is party to an interest rate swap of its fixed rate obligations on its senior notes for a floating rate of six month LIBOR plus 107 basis points. Using the effective annual interest rate of 2.2% in 2003, the total contractual obligations on debt would be $146 million with $2.8 million due within 1 year, $8.2 million due between 1 and 3 years, $5.5 million due in years 4 and 5 and $129.5 million due beyond 5 years. However, interest rates are currently at a 40 year low and are likely to rise in the future.

The Company places all new and renewal earthquake coverage offered with its homeowners policy through the California Earthquake Authority ("CEA"). The Company receives a small fee for placing business with the CEA.

Upon the occurrence of a major seismic event, the CEA has the ability to assess participating companies for losses. These assessments are made after CEA capital has been expended and are based upon each company's participation percentage multiplied by the amount of the total assessment. Based upon the most current information provided by the CEA, the Company's maximum total exposure to CEA assessments at April 17, 2003 is approximately $38.9 million.

Industry and regulatory guidelines suggest that the ratio of a property and casualty insurer's annual net premiums written to statutory policyholders' surplus should not exceed 3.0 to 1. Based on the combined surplus of all of the Insurance Companies of $1,169.4 million at December 31, 2003, and net written premiums for the twelve months ended on that date of $2,268.8 million, the ratio of premium writings to surplus was approximately 1.9 to 1.

Quantitative and Qualitative Disclosures about Market Risks

The Company is subject to various market risk exposures including interest rate risk and equity price risk. The following disclosure reflects estimates of future performance and economic conditions. Actual results may differ.

The Company invests its assets primarily in fixed maturity investments, which at December 31, 2003 comprised 77% of total investments at market value. Tax-exempt bonds represent 81% of the fixed maturity investments with the remaining amount consisting of sinking fund preferred stocks and taxable bonds. Equity securities account for 10% of total investments at market. The remaining 13% of the investment portfolio consists of highly liquid short-term investments which are primarily short-term money market funds.

The value of the fixed maturity portfolio is subject to interest rate risk. As market interest rates decrease, the value of the portfolio goes up with the opposite holding true in rising interest rate environments. A common measure of the interest sensitivity of fixed maturity assets is modified duration, a calculation that takes maturity, coupon rate, yield and call terms to calculate an average age of the expected cash flows. The longer the duration, the more sensitive the asset is to market interest rate fluctuations.

The Company historically invested in fixed maturity investments with a goal towards maximizing after-tax yields and holding assets to the maturity or call date. Since assets with longer maturity dates tend to produce higher current yields, the Company's investment philosophy resulted in a portfolio with a moderate duration. However, due to the current interest rate environment, management believes it prudent to reduce the duration of the Company's bond portfolio. Bond investments made by the Company typically have call options attached, which further reduce the duration of the asset as interest rates decline. Consequently, the modified duration of the bond portfolio declined from 4.4 years at December 31, 2002 to 3.8 years at December 31, 2003. Given a hypothetical parallel increase of 100 basis points in interest rates, the fair value of the bond portfolio would decrease by approximately $85 million.

At December 31, 2003, approximately 8% of the fixed maturity portfolio includes U.S. government agency collateralized mortgage obligations ("CMOs") with AAA ratings from Standard & Poors. The Company invests in CMOs to strategically increase its current cash flows from investments. The average duration and effective maturity for these securities are 0.9 years and 1.0 years, respectively. The Company does not expect that its investments in CMOs to grow beyond 10% of its total investment portfolio.

At December 31, 2003, the Company's strategy for common equity investments is an active strategy which focuses on current income with a secondary focus on capital appreciation. The value of the common equity investments consists of $172.9 million in common stocks and $91.5 million in non-sinking fund preferred stocks. The common stock equity assets are typically valued for future economic prospects as perceived by the market. The non-sinking fund preferred stocks are typically valued using credit spreads to U. S. Treasury benchmarks. This causes them to be comparable to fixed income securities in terms of interest rate risk.

Throughout 2003, non-sinking fund preferred stocks were not actively traded by the market, though lower interest rates intrinsically benefit their market values. At December 31, 2003, the duration on the Company's non-sinking fund preferred stock portfolio was 11.9 years. This implies that an upward parallel shift in the yield curve by 100 basis points would reduce the asset value at December 31, 2003 by approximately $11 million, everything else remaining the same.

The common equity portfolio, representing approximately 7% of total investments at market value, consists primarily of public utility common stocks. These assets are theoretically defensive in nature and therefore have low volatility to changes in market price as measured by their Beta. Beta is a measure of a security's systematic (non-diversifiable) risk, which is the percentage change in an individual security's return for a 1% change in the return of the market. The average Beta for the Company's common stock holdings was 0.77. Based on a hypothetical 20% reduction in the overall value of the stock market, the fair value of the common stock portfolio would decrease by approximately $27 million.

Effective January 2, 2002, the Company entered into an interest rate swap of its fixed rate obligation on its $125 million fixed rate senior notes for a floating rate. The interest rate swap has the effect of hedging the fair value of the senior notes.

New Accounting Standards

In April 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"). SFAS No. 149 amends and clarifies accounting for derivative instruments and improves financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. The amendments to SFAS No. 133 fall principally into three categories: amendments related to SFAS No. 133 implementation issues, amendments clarifying the definition of a derivative instrument, and amendments relating to the definition of expected cash flows contained in FASB Concepts Statement No. 7 "Using Cash Flow Information and Present Value in Accounting Measurements". SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. SFAS No. 149 does not alter current valuation or disclosures. The implementation of SFAS No. 149 did not have a material impact on the Company's consolidated financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS No. 150 addresses certain financial instruments that, under previous guidelines, could be accounted for as equity, but now must be classified as liabilities in the statement of financial position. These financial instruments include: 1) mandatorily redeemable financial instruments, 2) obligations to repurchase the issuer's equity shares by transferring assets, and 3) obligations to issue a variable number of shares. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The implementation of SFAS No. 150 did not have a material impact on the Company's consolidated financial statements.

Forward-looking Statements

Certain statements in this report that are not historical fact constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may address, among other things, our strategy for growth, business development, regulatory approvals, market position, expenditures, financial results and reserves. Forward-looking statements are not guarantees of performance and are subject to important factors and events that could cause our actual business, prospects and results of operations to differ materially from the historical information contained in this Annual Report and from those that may be expressed or implied by the forward-looking statements. Factors that could cause or contribute to such differences include, among others: the competition currently existing in the California automobile insurance markets, our success in expanding our business in states outside of California, the impact of potential third party "bad-faith" legislation, changes in laws or regulations, the outcome of tax position challenges by the California FTB, and decisions of courts, regulators and governmental bodies, particularly in California, our ability to obtain and the timing of the approval of the California Insurance Commissioner for premium rate changes for private passenger automobile policies issued in California and similar rate approvals in other states where we do business, our success in integrating and profitably operating the businesses we have acquired, the level of investment yields we are able to obtain with our investments in comparison to recent yields and the market risk associated with our investment portfolio, the cyclical and general competitive nature of the property and casualty insurance industry and general uncertainties regarding loss reserve or other estimates, the accuracy and adequacy of the Company's pricing methodologies, uncertainties related to assumptions and projections generally, inflation and changes in economic conditions, changes in driving patterns and loss trends, acts of war and terrorist activities, court decisions and trends in litigation and health care and auto repair costs, and other uncertainties, all of which are difficult to predict and many of which are beyond our control. GAAP prescribes when a Company may reserve for particular risks including litigation exposures. Accordingly, results for a given reporting period could be significantly affected if and when a reserve is established for a major contingency. Reported results may therefore appear to be volatile in certain periods. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information or future events or otherwise. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this Annual Report or, in the case of any document we incorporate by reference, the date of that document. Investors also should understand that it is not possible to predict or identify all factors and should not consider the risks set forth above to be a complete statement of all potential risks and uncertainties. If the expectations or assumptions underlying our forward-looking statements prove inaccurate or if risks or uncertainties arise, actual results could differ materially from those predicted in any forward-looking statements.

Quarterly Data

Summarized quarterly financial data for 2003 and 2002 is as follows (in thousands except per share data):

Quarter Ended	*March 31*	*June 30*	*Sept. 30*	*Dec. 31*
2003				
Earned premiums	$ 500,666	$ 525,072	$ 546,638	$ 572,671
Income before income taxes	$ 54,771	$ 57,060	$ 67,663	$ 66,307
Net income	$ 42,108	$ 43,372	$ 49,615	$ 49,226
Basic earnings per share	$ .77	$ .80	$ .91	$ .90
Diluted earnings per share	$ .77	$ .80	$ .91	$ .90
Dividends declared per share	$ .33	$ .33	$ .33	$ .33
2002				
Earned premiums	$ 386,637	$ 418,146	$ 455,467	$ 481,277
Income (loss) before income taxes	$ 34,838	$ (7,563)	$ 16,677	$ 16,716
Net income	$ 28,954	$ 1,301	$ 18,520	$ 17,330
Basic earnings per share	$ .53	$ .02	$ .34	$ .33
Diluted earnings per share	$ .53	$ .02	$ .34	$ .32
Dividends declared per share	$ .30	$ .30	$ .30	$ .30

CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands, except share amounts	December 31, 2003	2002
Assets		
Investments:		
Fixed maturities available for sale (amortized cost $1,856,083 in 2003 and $1,565,760 in 2002)	$ 1,945,309	$ 1,632,871
Equity securities available for sale (cost $223,113 in 2003 and $233,297 in 2002)	264,393	230,981
Short-term cash investments, at cost, which approximates market	329,812	286,806
Total investments	2,539,514	2,150,658
Cash	36,964	13,191
Receivables:		
Premiums receivable	231,277	186,446
Premium notes	22,620	21,761
Accrued investment income	26,585	26,203
Other	18,612	25,035
Total receivables	299,094	259,445
Deferred policy acquisition costs	132,059	107,485
Fixed assets, net	79,286	61,619
Deferred income taxes	–	17,004
Other assets	32,849	35,894
Total assets	$ 3,119,766	$ 2,645,296
Liabilities and Shareholders' Equity		
Losses and loss adjustment expenses	$ 797,927	$ 679,271
Unearned premiums	663,004	545,485
Notes payable	124,714	128,859
Loss drafts payable	79,960	64,346
Accounts payable and accrued expenses	99,389	61,270
Current income tax	11,441	6,654
Deferred income taxes	17,808	–
Other liabilities	70,020	60,625
Total liabilities	1,864,263	1,546,510
Commitments and contingencies		
Shareholders' equity:		
Common stock without par value or stated value: Authorized 70,000,000 shares; issued and outstanding 54,424,128 shares in 2003 and 54,361,698 in 2002	57,453	55,933
Accumulated other comprehensive income	84,833	42,140
Retained earnings	1,113,217	1,000,713
Total shareholders' equity	1,255,503	1,098,786
Total liabilities and shareholders' equity	$ 3,119,766	$ 2,645,296

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Amounts expressed in thousands, except per share data	Three years ended December 31, 2003	2002	2001
Revenues:			
Earned premiums	$ 2,145,047	$ 1,741,527	$ 1,380,561
Net investment income	104,520	113,083	114,511
Net realized investment gains (losses)	11,207	(70,412)	6,512
Other	4,743	2,073	5,396
Total revenues	2,265,517	1,786,271	1,506,980
Expenses:			
Losses and loss adjustment expenses	1,452,051	1,268,243	1,010,439
Policy acquisition costs	473,314	378,385	301,670
Other operating expenses	91,295	74,875	62,335
Interest	3,056	4,100	7,727
Total expenses	2,019,716	1,725,603	1,382,171
Income before income taxes	245,801	60,668	124,809
Income tax expense (benefit)	61,480	(5,437)	19,470
Net income	$ 184,321	$ 66,105	$ 105,339
Basic earnings per share	$ 3.39	$ 1.22	$ 1.94
Diluted earnings per share	$ 3.38	$ 1.21	$ 1.94

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Amounts expressed in thousands	Three years ended December 31, 2003	2002	2001
Net income	$ 184,321	$ 66,105	$ 105,339
Other comprehensive income (loss), before tax:			
Unrealized gains (losses) on securities:			
Unrealized holding gains (losses) arising during period	71,502	(30,623)	(16,854)
Less: reclassification adjustment for net losses (gains) included in net income	(5,790)	69,303	(4,524)
Other comprehensive income (loss), before tax	65,712	38,680	(21,378)
Income tax expense (benefit) related to unrealized holding gains (losses) arising during period	25,046	(10,741)	(5,899)
Income tax expense (benefit) related to reclassification adjustment for (gains) losses included in net income	(2,027)	24,256	(1,583)
Comprehensive income, net of tax	$ 227,014	$ 91,270	$ 91,443

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Amounts expressed in thousands	Three years ended December 31, 2003	2002	2001
Common stock, beginning of year	$ 55,933	$ 53,955	$ 52,162
Proceeds of stock options exercised	1,331	1,581	1,344
Tax benefit on sales of incentive stock options	189	389	587
Release of common stock by the ESOP	–	8	(138)
Common stock, end of year	57,453	55,933	53,955
Accumulated other comprehensive income, beginning of year	42,140	16,975	30,871
Net increase (decrease) in other comprehensive income, net of tax	42,693	25,165	(13,896)
Accumulated other comprehensive income, end of year	84,833	42,140	16,975
Unearned ESOP compensation, beginning of year	–	(1,000)	(2,000)
Amortization of unearned ESOP compensation	–	1,000	1,000
Unearned ESOP compensation, end of year	–	–	(1,000)
Retained earnings, beginning of year	1,000,713	999,781	951,872
Net income	184,321	66,105	105,339
Dividends paid to shareholders	(71,817)	(65,173)	(57,430)
Retained earnings, end of year	$ 1,113,217	$ 1,000,713	$ 999,781
Total shareholders' equity	$ 1,255,503	$ 1,098,786	$ 1,069,711

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands	Three years ended December 31, 2003	2002	2001
Cash flows from operating activities:			
Net income	$ 184,321	$ 66,105	$ 105,339
Adjustments to reconcile net income to net cash provided from operating activities:			
Depreciation	16,126	10,233	8,477
Net realized investment (gains) losses	(11,207)	70,412	(6,512)
Bond amortization (accretion), net	2,883	(6,982)	(9,229)
Increase in premium notes receivable	(859)	(4,505)	(3,051)
Increase in premiums receivable	(44,831)	(42,834)	(20,542)
Increase (decrease) in reinsurance recoveries	2,736	(955)	19,335
Increase in deferred policy acquisition costs	(24,574)	(24,045)	(12,314)
Increase in unpaid losses and loss adjustment expenses	118,656	144,345	42,706
Increase in unearned premiums	117,519	124,143	55,763
Increase in premiums collected in advance	7,305	7,558	6,922
Increase in loss drafts payable	15,614	10,717	3,675
Decrease (increase) in accrued income taxes, excluding deferred tax on change in unrealized gain	16,601	(27,003)	(1,209)
Increase in accounts payable and accrued expenses	38,119	14,632	6,923
Other, net	6,043	741	3,169
Net cash provided from operating activities	444,452	342,562	199,452
Cash flows from investing activities:			
Fixed maturities available for sale:			
Purchases	(854,883)	(480,335)	(341,471)
Sales	122,212	327,464	186,949
Calls or maturities	442,465	119,460	71,758
Equity securities available for sale:			
Purchases	(217,681)	(207,535)	(90,067)
Sales	228,588	216,565	64,450
Decrease (increase) in receivable from securities	6,709	(1,246)	167
Increase in short-term cash investments	(43,006)	(214,855)	(38,974)
Purchase of fixed assets	(35,015)	(29,389)	(18,095)
Sale of fixed assets	1,418	2,241	563
Net cash used in investing activities	$ (349,193)	$ (267,630)	$ (164,720)

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Amounts expressed in thousands	Three years ended December 31, 2003	2002	2001
Cash flows from financing activities:			
Net proceeds from issuance of senior notes	$ –	$ –	$ 123,309
Net payments under credit arrangements	–	(1,000)	(103,039)
Dividends paid to shareholders	(71,817)	(65,173)	(57,430)
Proceeds from stock options exercised	1,331	1,581	1,344
Payments on ESOP loan	(1,000)	(1,000)	(1,000)
Net cash used in financing activities	(71,486)	(65,592)	(36,816)
Net increase (decrease) in cash	23,773	9,340	(2,084)
Cash:			
Beginning of the year	13,191	3,851	5,935
End of the year	$ 36,964	$ 13,191	$ 3,851

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2003 and 2002

Note 1. Significant Accounting Policies

Principles of Consolidation and Presentation

The Company is primarily engaged in the underwriting of private passenger automobile insurance in the state of California. In 2003, 2002 and 2001, over 83% of total net written premiums were from California.

The consolidated financial statements include the accounts of Mercury General Corporation (the Company) and its wholly-owned subsidiaries, Mercury Casualty Company, Mercury Insurance Company, California Automobile Insurance Company, California General Underwriters Insurance Company, Inc., Mercury Insurance Company of Georgia, Mercury Insurance Company of Illinois, Mercury Insurance Company of Florida, Mercury Indemnity Company of Georgia, Mercury Indemnity Company of Illinois, Mercury Indemnity Company of Florida (changed in 2003 to Mercury Indemnity Company of America), Mercury Insurance Services, LLC (MISLLC), American Mercury Insurance Company (AMIC), AFI Management Company, Inc. (AFIMC), American Mercury Lloyds Insurance Company (AML) and Mercury County Mutual Insurance Company (MCM). American Mercury MGA, Inc. (AMMGA), is a wholly owned subsidiary of AMIC. AML is not owned by the Company, but is controlled by the Company through its attorney-in-fact, AFIMC. MCM is not owned by the Company but is controlled through a management contract and therefore its results are included in the financial statements. MCM is discussed further in Note 8 of the Notes to Consolidated Financial Statements. The financial statements also include Concord Insurance Services, Inc., (Concord) a Texas insurance agency owned by the Company. All of the subsidiaries as a group, including AML and MCM, but excluding AFIMC, AMMGA, MISLLC and Concord, are referred to as the Insurance Companies. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) which differ in some respects from those filed in reports to insurance regulatory authorities. All significant intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant assumptions in the preparation of these consolidated financial statements relate to loss and loss adjustment expenses. Actual results could differ from those estimates.

Investments

Fixed maturities available for sale include those securities that management intends to hold for indefinite periods, but which may be sold in response to changes in interest rates, tax planning considerations or other aspects of asset/liability management. Fixed maturities available for sale, which include bonds and sinking fund preferred stocks, are carried at market. Investments in equity securities, which include common stocks and non-redeemable preferred stocks, are carried at market. Short-term cash investments are carried at cost, which approximates market.

In most cases, the market valuations were drawn from standard trade data sources. In no case were any valuations made by the Company's management. Equity holdings, including non-sinking fund preferred stocks, are, with minor exceptions, actively traded on national exchanges, and were valued at the last transaction price on the balance sheet date.

Temporary unrealized investment gains and losses on securities available for sale are credited or charged directly to shareholders' equity as accumulated other comprehensive income, net of applicable tax effects. When a decline in value of fixed maturities or equity securities is considered other than temporary, a loss is recognized in the consolidated statements of income. Realized gains and losses are included in the consolidated statements of income based upon the specific identification method.

The Company writes covered call options through listed exchanges and over-the-counter. When the Company writes an option, an amount equal to the premium received by the Company is recorded as a liability and is subsequently adjusted to the current fair value of the option written. Premiums received from writing options that expire unexercised are treated by the Company on the expiration date as realized gains from investments. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security or currency in determining whether the Company has realized a gain or loss. The Company as writer of an option bears the market risk of an unfavorable change in the price of the security underlying the written option.

Fair Value of Financial Instruments

Under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), the Company categorizes all of its investments in debt and equity securities as available for sale. Accordingly, all investments, including cash and short-term cash investments, are carried on the balance sheet at their fair value. The carrying amounts and fair values for investment securities are disclosed in Note 2 of the Notes to Consolidated Financial Statements and were drawn from standard trade data sources such as market and broker quotes. The carrying value of receivables, accounts payable and other liabilities is equivalent to the estimated fair value of those items. The notes payable are carried at their book value which is calculated as the principal less unamortized discount on the senior debt. The terms of the note are discussed in Note 5 of the Notes to Consolidated Financial Statements.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets represent the excess of the purchase price of acquired businesses over the fair value of net assets acquired using the purchase method of accounting. Included in the Company's balance sheet are goodwill of $7.3 million and other intangible assets of $5.2 million. The Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", as of January 1, 2002. The goodwill and other intangible assets were determined to have an indefinite useful life and in accordance with SFAS No. 142 are not amortized, but tested for impairment annually. The fair value of goodwill and other intangibles are measured annually based upon projected discounted operating cash flows using a market rate of interest to discount the cash flows. No impairment was recorded at December 31, 2003. Prior to January 2002, the Company amortized these assets over their expected useful lives and recorded amortization expense for goodwill and other intangible assets of $1.9 million in 2001.

Premium Income Recognition

Insurance premiums are recognized as income ratably over the term of the policies. Unearned premiums are computed on a monthly pro rata basis. Unearned premiums are stated gross of reinsurance deductions, with the reinsurance deduction recorded in other assets.

Net premiums written during 2003, 2002 and 2001 were $2,268,778,000, $1,865,046,000 and $1,442,886,000, respectively.

One broker produced direct premiums written of approximately 16%, 16% and 17% of the Company's total direct premiums written during 2003, 2002 and 2001, respectively. No other agent or broker accounted for more than 2% of direct premiums written.

Premium Notes

Premium notes receivable represent the balance due to the Company from policyholders who elect to finance their premiums over the policy term. The Company requires both a downpayment and monthly payments as part of its financing program. Premium finance fees are charged to policyholders who elect to finance premiums. The fees are charged at rates that vary with the amount of premium financed.

Premium finance fees are recognized over the term of the premium note based upon the effective yield.

Deferred Policy Acquisition Costs

Acquisition costs related to unearned premiums, which consist of commissions, premium taxes and certain other underwriting costs, which vary directly with and are directly related to the production of business, are deferred and amortized to expense ratably over the terms of the policies. Deferred acquisition costs are limited to the amount which will remain after deducting from unearned premiums and anticipated investment income the estimated losses and loss adjustment expenses and the servicing costs that will be incurred as the premiums are earned. The Company does not defer advertising expenses.

Losses and Loss Adjustment Expenses

The liability for losses and loss adjustment expenses is based upon the accumulation of individual case estimates for losses reported prior to the close of the accounting period, plus estimates, based upon past experience, of ultimate developed costs which may differ from case estimates and of unreported claims. The liability is stated net of anticipated salvage and subrogation recoveries. The amount of reinsurance recoverable is included in other receivables.

Estimating loss reserves is a difficult process as there are many factors that can ultimately affect the final settlement of a claim and, therefore, the reserve that is needed. Changes in the regulatory and legal environment, results of litigation, medical costs, the cost of repair materials and labor rates can all impact ultimate claim costs. In addition, time can be a critical part of reserving determinations since the longer the span between the incidence of a loss and the payment or settlement of the claim, the more variable the ultimate settlement amount can be. Accordingly, short-tail claims, such as property damage claims, tend to be more reasonably predictable than long-tail liability claims. Management believes that the liability for losses and loss adjustment expenses is adequate to cover the ultimate net cost of losses and loss adjustment expenses incurred to date. Since the provisions are necessarily based upon estimates, the ultimate liability may be more or less than such provisions.

Depreciation

Buildings and furniture and equipment are stated at cost and depreciated over 30-year and 3-year to 10-year periods, respectively, on a combination of straight-line and accelerated methods. Automobiles are depreciated over 5 years, using an accelerated method.

Earnings per Share

Earnings per share is presented in accordance with the provisions of Statement of Financial Accounting Standards No. 128, "Earnings per Share", which requires presentation of basic and diluted earnings per share for all publicly traded companies. Note 14 of the Notes to Consolidated Financial Statements contains the required disclosures which make up the calculation of basic and diluted earnings per share.

Segment Reporting

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), establishes standards for the way information about operating segments is reported in financial statements. The Company does not have any operations that require separate disclosure as operating segments.

Income Taxes

The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing net operating loss and credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

Reinsurance

Liabilities for unearned premiums and unpaid losses are stated in the accompanying consolidated financial statements before deductions for ceded reinsurance. The ceded amounts are immaterial and are carried in other assets and other receivables. Earned premiums are stated net of deductions for ceded reinsurance.

The Insurance Companies, as primary insurers, would be required to pay losses in their entirety in the event that the reinsurers were unable to discharge their obligations under the reinsurance agreements.

Supplemental Cash Flow Information

Interest paid during 2003, 2002 and 2001, was $3,087,000, $6,435,000 and $4,610,000, respectively. Income taxes paid were $44,697,000 in 2003, $21,154,000 in 2002 and $20,089,000 in 2001.

The tax benefit realized on stock options exercised and included in cash provided from operations in 2003, 2002 and 2001 was $189,000, $389,000 and $587,000, respectively.

In 2003, notes payable with a discounted value of $4,315,000 was canceled in accordance with terms of a Purchase and Sale Agreement between the Company and Employers Reinsurance Corporation (See Note 8 in Notes to Consolidated Financial Statements).

Stock-Based Compensation

The Company accounts for stock-based compensation under the accounting methods prescribed by Accounting Principles Board (APB) Opinion No. 25, as allowed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" and amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". Disclosure of stock-based compensation determined in accordance with SFAS No. 148 is presented in Note 13 in Notes to Consolidated Financial Statements.

Reclassifications

Certain reclassifications have been made to the prior year balances to conform to the current year presentation.

Recently Issued Accounting Standards

In April 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"). SFAS No. 149 amends and clarifies accounting for derivative instruments and improves financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. The amendments to SFAS No. 133 fall principally into three categories: amendments related to SFAS No. 133 implementation issues, amendments clarifying the definition of a derivative instrument, and amendments relating to the definition of expected cash flows contained in FASB Concepts Statement No. 7 "Using Cash Flow Information and Present Value in Accounting Measurements". SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. SFAS No. 149 does not alter current valuation or disclosures. The implementation of SFAS No. 149 did not have a material impact on the Company's consolidated financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS No. 150 addresses certain financial instruments that, under previous guidelines, could be accounted for as equity, but now must be classified as liabilities in the statement of financial position. These financial instruments include: 1) mandatorily redeemable financial instruments, 2) obligations to repurchase the issuer's equity shares by transferring assets, and 3) obligations to issue a variable number of shares. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The implementation of SFAS No. 150 did not have a material impact on the Company's consolidated financial statements.

Note 2. Investments and Investment Income

A summary of net investment income is shown in the following table:

	Year ended December 31,		
Amounts in thousands	2003	2002	2001
Interest and dividends on fixed maturities	$ 87,586	$ 95,124	$ 95,187
Dividends on equity securities	14,752	15,478	17,080
Interest on short-term cash investments	3,339	2,951	3,295
Total investment income	105,677	113,553	115,562
Investment expense	1,157	470	1,051
Net investment income	$ 104,520	$ 113,083	$ 114,511

A summary of net realized investment gains (losses) is as follows:

	Year ended December 31,		
Amounts in thousands	2003	2002	2001
Net realized investment gains (losses):			
Fixed maturities	$ 3,198	$ (34,550)	$ 4,561
Equity securities	8,009	(35,862)	1,951
	$ 11,207	$ (70,412)	$ 6,512

Gross gains and losses realized on the sales of investments (excluding calls and other than temporarily impaired securities) are shown below:

	Year ended December 31,		
Amounts in thousands	2003	2002	2001
Fixed maturities available for sale:			
Gross realized gains	$ 4,529	$ 11,807	$ 5,558
Gross realized losses	(1,161)	(12,894)	(1,608)
Net	$ 3,368	$ (1,087)	$ 3,950
Equity securities available for sale:			
Gross realized gains	$ 15,216	$ 7,622	$ 5,205
Gross realized losses	(4,128)	(6,561)	(2,760)
Net	$ 11,088	$ 1,061	$ 2,445

A summary of the net increase (decrease) in unrealized investment gains and losses less applicable income tax expense (benefit), is as follows:

Amounts in thousands	Year ended December 31, 2003	2002	2001
Net increase (decrease) in net unrealized investment gains and losses:			
Fixed maturities available for sale	$ 22,114	$ 40,858	$ (19,324)
Income tax expense (benefit)	7,740	14,300	(6,763)
	$ 14,374	$ 26,558	$ (12,561)
Equity securities	$ 43,598	$ (2,178)	$ (2,055)
Income tax expense (benefit)	15,279	(785)	(720)
	$ 28,319	$ (1,393)	$ (1,335)

Accumulated unrealized gains and losses on securities available for sale is as follows:

Amounts in thousands	December 31, 2003	2002
Fixed maturities available for sale:		
Unrealized gains	$ 96,884	$ 94,032
Unrealized losses	(7,658)	(26,921)
Tax effect	(31,229)	(23,488)
	$ 57,997	$ 43,623
Equity securities available for sale:		
Unrealized gains	$ 43,885	$ 8,860
Unrealized losses	(2,605)	(11,176)
Tax effect	(14,444)	833
	$ 26,836	$ (1,483)
Net unrealized investment gains (classified as accumulated other comprehensive income on the balance sheet)	$ 84,833	$ 42,140

The amortized costs and estimated market values of investments in fixed maturities available for sale as of December 31, 2003 are as follows:

Amounts in thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 258,442	$ 1,714	$ 1,464	$ 258,692
Obligations of states and political subdivisions	1,502,974	90,674	5,250	1,588,398
Corporate securities	82,207	4,162	672	85,697
Redeemable preferred stock	12,460	334	272	12,522
Totals	$ 1,856,083	$ 96,884	$ 7,658	$ 1,945,309

The amortized costs and estimated market values of investments in fixed maturities available for sale as of December 31, 2002 are as follows:

Amounts in thousands	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 84,644	$ 1,492	$ 56	$ 86,080
Obligations of states and political subdivisions	1,361,852	89,005	7,856	1,443,001
Corporate securities	105,114	3,245	18,555	89,804
Redeemable preferred stock	14,150	290	454	13,986
Totals	$ 1,565,760	$ 94,032	$ 26,921	$ 1,632,871

The following table illustrates the gross unrealized losses included in the Company's investment portfolio and the fair value of those securities, aggregated by investment category. The table also illustrates the length of time that they have been in a continuous unrealized loss position as of December 31, 2003.

	Less than 12 months		12 months or more		Total	
Amounts in thousands	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 1,464	$ 139,162	$ –	$ –	$ 1,464	$ 139,162
Obligations of states and political subdivisions	2,589	165,636	2,661	27,809	5,250	193,445
Corporate securities	106	19,388	566	4,631	672	24,019
Redeemable preferred stock	10	1,248	262	5,780	272	7,028
Subtotal, debt securities	$ 4,169	$325,434	$3,489	$38,220	$ 7,658	$ 363,654
Equity securities	1,817	63,310	788	26,217	2,605	89,527
Total temporarily impaired securities	$5,986	$ 388,744	$4,277	$64,437	$10,263	$ 453,181

The Company monitors its investments closely. If an unrealized loss is determined to be other than temporary it is written off as a realized loss through the Consolidated Statement of Income. The Company's methodology of assessing other than temporary impairments is based on security-specific analysis as of the balance sheet date and considers various factors including the length of time and the extent to which the fair value has been less than the cost, the financial condition and the near term prospects of the issuer, whether the debtor is current on its contractually obligated interest and principal payments, and the Company's intent to hold the investment for a period of time sufficient to allow the Company to recover its costs.

At December 31, 2003, the Company had a net unrealized gain on all investments of $130.5 million before income taxes which is comprised of gross unrealized gains of $140.8 million offset by gross unrealized losses of $10.3 million. Gross unrealized losses represent 2.2% of amortized cost for those securities in a gross unrealized loss position and 0.4% of total investments at amortized cost. The Company's investment portfolio includes approximately 300 securities in a gross unrealized loss position. Of this amount, 15 securities account for over 50% of the gross unrealized losses. The most significant gross unrealized losses in this group relate to a $1.1 million gross unrealized loss for a single bond obligation of a major airline which is supported by gate lease revenues at the Dallas-Fort Worth ("DFW") airport and to one corporate bond and one municipal bond with unrealized losses of approximately $0.6 million and $0.5 million, respectively, representing market value declines of 11% and 18%, respectively, of amortized cost. All of the bond issuers are current on their interest obligations. The remaining 50% of gross unrealized losses represents a large number of securities whose gross unrealized losses average approximately $18,000 per security and 1.3% of their amortized cost.

At December 31, 2003, bond holdings rated below investment grade were approximately 2% of total investments. The average Standard and Poor's rating of the bond portfolio was AA. The amortized cost and estimated market value of fixed maturities available for sale at December 31, 2003 by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Amounts in thousands	Amortized Cost	Estimated Market Value
Fixed maturities available for sale:		
Due in one year or less	$ 40,716	$ 40,712
Due after one year through five years	72,693	75,908
Due after five years through ten years	338,299	358,624
Due after ten years	1,404,375	1,470,065
	$ 1,856,083	$ 1,945,309

Note 3. Fixed Assets

A summary of fixed assets follows:

	December 31,	
Amounts in thousands	2003	2002
Land	$ 12,308	$ 12,305
Buildings	46,362	30,359
Furniture and equipment	90,292	75,161
Leasehold improvements	1,603	1,283
	105,565	119,108
Less accumulated depreciation	(71,279)	(57,489)
Net fixed assets	$ 79,286	$ 61,619

Note 4. Deferred Policy Acquisition Costs

Policy acquisition costs incurred and amortized are as follows:

Amounts in thousands	Year ended December 31, 2003	2002	2001
Balance, beginning of year	$ 107,485	$ 83,440	$ 71,126
Costs deferred during the year	497,888	402,430	313,984
Amortization charged to expense	(473,314)	(378,385)	(301,670)
Balance, end of year	$ 132,059	$ 107,485	$ 83,440

Note 5. Notes Payable

The Company had outstanding debt at December 31, 2003 of $124.7 million. Included in the total debt is the proceeds from an August 7, 2001 public debt offering where the Company issued $125 million of senior notes payable under a $300 million shelf registration filed with the SEC in July 2001. The notes are unsecured, senior obligations of the Company with a 7.25% annual coupon payable on August 15 and February 15 each year. The notes mature on August 15, 2011. The Company incurred debt issuance costs of approximately $1.3 million, inclusive of underwriter's fees. These costs are deferred and then amortized as a component of interest expense over the term of the notes. The notes were issued at a slight discount at 99.723%, making the effective annualized interest rate including debt issuance costs approximately 7.44%. At December 31, 2003, the book value of the debt was $124.7 million and the fair market value was $140.4 million.

Effective January 2, 2002, the Company entered into an interest rate swap of its fixed rate obligation on the senior notes for a floating rate of LIBOR plus 107 basis points. The swap agreement terminates on August 15, 2011 and includes an early termination option exercisable by either party on the fifth anniversary or each subsequent anniversary by providing sufficient notice, as defined. The swap significantly reduced interest expense in 2002 and 2003, but does expose the Company to higher interest expense in future periods, should LIBOR rates increase. The effective annualized interest rate in 2003 was 2.2%. The swap is accounted for as a fair value hedge under SFAS No. 133.

As part of the Mercury County Mutual Insurance Company ("MCM") transaction, the Company agreed to make annual $1 million payments to Employers Reinsurance Corporation ("ERC") over 7 years beginning September 30, 2001. At December 31, 2002, the Company was carrying a note payable for $4.2 million, which represented the discounted value of the five remaining annual payments using a 7% rate. In June 2003, the enactment of legislation in Texas triggered a provision in the acquisition agreement with ERC relieving the Company of further obligation to pay ERC additional consideration. Notes payable has been reduced by $4.3 million representing the discounted value of the future annual installments. The Company has also reduced the carrying value of the intangible asset that originated from the acquisition of MCM by $4.3 million. No gain or loss has been recognized from this transaction. See Note 8 to Notes to Consolidated Financial Statements.

Note 6. Income Taxes

The Company and its subsidiaries file a consolidated Federal income tax return. The provision for income tax expense (benefit) consists of the following components:

	Year ended December 31,		
Amounts in thousands	2003	2002	2001
Federal			
Current	$ 49,299	$ 23,593	$ 21,377
Deferred	11,606	(29,271)	(2,546)
	$ 60,905	$ (5,678)	$ 18,831
State			
Current	$ 374	$ 237	$ 196
Deferred	201	4	443
	$ 575	$ 241	$ 639
Total			
Current	$ 49,673	$ 23,830	$ 21,573
Deferred	11,807	(29,267)	(2,103)
Total	$ 61,480	$ (5,437)	$ 19,470

The income tax provision reflected in the consolidated statements of income is less than the expected federal income tax on income before income taxes as shown in the table below:

Amounts in thousands	Year ended December 31, 2003	2002	2001
Computed tax expense at 35%	$ 86,030	$ 21,234	$ 43,683
Tax-exempt interest income	(26,967)	(27,656)	(25,694)
Dividends received deduction	(2,734)	(3,065)	(3,054)
Reduction of losses incurred deduction for 15% of income on securities purchased after August 7, 1986	4,322	4,689	4,272
Other, net	829	(639)	263
Income tax expense (benefit)	$ 61,480	$ (5,437)	$ 19,470

The temporary differences that give rise to a significant portion of the deferred tax asset (liability) relate to the following:

Amounts in thousands	December 31, 2003	2002
Deferred tax assets		
20% of net unearned premium	$ 47,670	$ 39,009
Discounting of loss reserves and salvage and subrogation recoverable for tax purposes	16,957	13,734
Write-down of impaired investments	18,281	24,423
Other deferred tax assets	2,247	10,006
Total gross deferred tax assets	85,155	87,172
Deferred tax liabilities		
Deferred acquisition costs	(51,433)	(41,662)
Tax liability on net unrealized gain on securities carried at market value	(45,673)	(22,654)
Tax depreciation in excess of book depreciation	(169)	(555)
Accretion on bonds	(57)	(47)
Other deferred tax liabilities	(5,631)	(5,250)
Total gross deferred tax liabilities	(102,963)	(70,168)
Net deferred tax (liabilities) assets	$ (17,808)	$ 17,004

Realization of deferred tax assets is dependent on generating sufficient taxable income prior to their expiration. Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized.

On June 25, 2003, the California State Board of Equalization ("SBE") upheld Notices of Proposed Assessment ("NPAs") issued against the Company for tax years 1993 through 1996. In the NPA's, the California Franchise Tax Board ("FTB") disallowed a portion of the Company's expenses related to management services provided to its insurance company subsidiaries on grounds that such portion was allocable to the Company's tax-deductible dividends from such subsidiaries. The total tax liability and interest on the management fee expenses amount to approximately $14 million (approximately $7 million tax liability plus $7 million of interest through December 31, 2003). The potential net liability, after federal tax benefit, amounts to approximately $9 million.

The Company continues to believe that its deduction of the expenses related to management services provided to it subsidiaries is meritorious and will continue to defend it vigorously before the SBE and, if necessary, the courts. The Company has filed a Petition for Rehearing with the SBE based both on procedural and substantive grounds, and both the Company and the FTB have filed briefs relating to the Petition. The SBE is expected to consider the matter in March 2004.

The SBE decision on the NPA's for tax years 1993 through 1996 also resulted in a smaller disallowance of the Company's interest expense deductions than was proposed by the FTB in those years. The Company has decided not to continue to challenge this issue and has established a small accrual for the tax liability and related interest.

As a result of the court ruling in "Ceridian vs. Franchise Tax Board," the FTB has issued NPAs for tax years 1997 through 2000 disallowing all Dividend Received Deductions (DRD) taken by the Company for those tax years. The ruling in "Ceridian vs. Franchise Tax Board" held the statute permitting the tax deductibility of dividends received from wholly-owned insurance subsidiaries unconstitutional because it discriminated against out-of-state holding companies. The FTB interpretation of the ruling concludes that the discriminatory sections of the statute are not severable and the entire statute is invalid. As a result, the FTB's position in the NPAs is that all dividends received by the Company from its insurance company subsidiaries are subject to California franchise taxes. The DRD disallowance could result in approximately $17 million of additional California state franchise taxes plus $8 million of related interest through December 31, 2003. The potential net liability, after federal tax benefit, amounts to approximately $16 million.

Management intends to vigorously challenge these potential tax liabilities on 2001 and future inter-company dividends. However, if the Company's challenges are ineffective or the issue is not resolved favorably with the State of California, additional state taxes of approximately 9% (6% after the federal tax benefit of deducting state taxes) could be owed on dividends Mercury General receives from its insurance subsidiaries. While the Company intends to continue paying dividends to its shareholders, an unsatisfactory conclusion to the inter-company dividend issue could affect future dividend policy.

The Company is closely following the progress of legislation that if enacted would resolve the issues on expense disallowance and eliminate the uncertainty created by the court ruling in "Ceridian vs. Franchise Tax Board" for all tax years through December 31, 2003. Without a legislative solution, years of future litigation may be required to determine the ultimate outcome of the expense disallowance and DRD issues. Because of the uncertainty surrounding these issues, it is difficult to predict the ultimate amount the Company may be required to pay, if anything. Consistent with the proposed legislation and the Company's expectations of a legislative solution, the Company has established a tax contingency reserve of approximately $3 million, net of federal tax benefits, for all California franchise tax issues including the disallowance of expenses and DRD issues.

Note 7. Reserves for Losses and Loss Adjustment Expenses

Activity in the reserves for losses and loss adjustment expenses is summarized as follows:

Amounts in thousands	Year ended December 31, 2003	2002	2001
Gross reserves for losses and loss adjustment expenses at beginning of year	$ 679,271	$ 534,926	$ 492,220
Less reinsurance recoverable	(14,382)	(18,334)	(28,417)
Net reserves, beginning of year	664,889	516,592	463,803
Incurred losses and loss adjustment expenses related to:			
Current year	1,447,986	1,242,060	993,510
Prior years	4,065	26,183	16,929
Total incurred losses and loss adjustment expenses	1,452,051	1,268,243	1,010,439
Loss and loss adjustment expense payments related to:			
Current year	892,658	759,165	636,007
Prior years	438,126	360,781	321,643
Total payments	1,330,784	1,119,946	957,650
Net reserves for losses and loss adjustment expenses at end of year	786,156	664,889	516,592
Reinsurance recoverable	11,771	14,382	18,334
Gross reserves, end of year	$ 797,927	$ 679,271	$ 534,926

The increase in the provision for insured events of prior years in 2003 relates largely to an increase in the ultimate liability for physical damage and collision claims over what was originally estimated. For 2002 and 2001, the increase largely relates to an increase in the ultimate liability for bodily injury, physical damage and collision claims over what was originally estimated. The increases in these claims relate to increased severity over what was originally recorded and are the result of inflationary trends in health care costs, auto parts and body shop labor costs.

Note 8. Mercury County Mutual Insurance Company Transaction

The Company conducts business in Texas through Mercury County Mutual Insurance Company ("MCM"), a Texas county mutual insurance company that the Company manages and controls under the authority of a management contract acquired from Employers Reinsurance Corporation ("ERC") effective September 30, 2000. Under the terms of the acquisition agreement, the Company agreed to pay additional consideration in the aggregate amount of $7 million payable in annual installments of $1 million provided no statutes were enacted that eliminate or substantially reduce the preferential underwriting and rate treatment afforded county mutual insurance companies.

In June 2003, legislation was enacted in Texas that calls for sweeping changes in the regulation of rates and forms for property and casualty insurance companies, including the elimination of the rate freedom afforded to county mutual insurance companies. The enactment of this legislation triggered a provision in the acquisition agreement with ERC relieving the Company of further obligation to pay ERC additional consideration. Notes payable has been reduced by $4.3 million representing the discounted value of the future annual installments. The Company has also reduced the carrying value of the intangible asset that originated from the acquisition of MCM by $4.3 million. No gain or loss has been recognized from this transaction.

Note 9. Dividend Restrictions

The Insurance Companies are subject to the financial capacity guidelines established by their domiciliary states. The payment of dividends from statutory unassigned surplus of the Insurance Companies is restricted, subject to certain statutory limitations. For 2004, the direct insurance subsidiaries of the Company are permitted to pay approximately $121 million in dividends to the Company without the prior approval of the Commissioner of Insurance of the state of domicile. The above statutory regulations may have the effect of indirectly limiting the ability of the Company to pay dividends. During 2003 and 2002, the Insurance Companies paid dividends to Mercury General Corporation of $76.0 million and $75.0 million, respectively.

Note 10. Statutory Balances and Accounting Practices

The Insurance Companies prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the various state insurance departments. Prescribed statutory accounting practices include primarily those published as statements of Statutory Accounting Principles by the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. As of December 31, 2003, there were no material permitted statutory accounting practices utilized by the Insurance Companies.

The Insurance Companies' statutory net income, as reported to regulatory authorities, was $168,118,000, $14,792,000 and $93,720,000 for the years ended December 31, 2003, 2002 and 2001, respectively. The statutory policyholders' surplus of the Insurance Companies, as reported to regulatory authorities, as of December 31, 2003 and 2002 was $1,169,427,000 and $1,014,935,000, respectively.

The Company has estimated the Risk-Based Capital Requirements of each of the Insurance Companies as of December 31, 2003 according to the formula issued by the NAIC. Each of the Insurance Companies' policyholders' surplus exceeded the highest level of minimum required capital.

Note 11. Commitments and Contingencies

The Company is obligated under various noncancellable lease agreements providing for office space and equipment rental that expire at various dates through the year 2010. Total rent expense under these lease agreements, all of which are operating leases, was $6,150,000, $4,815,000 and $4,428,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

The annual rental commitments, expressed in thousands, are shown as follows:

Year	Rent Expense
2004	$ 5,688
2005	$ 5,410
2006	$ 4,653
2007	$ 4,337
2008	$ 2,901
Thereafter	$ 320

The Company is, from time to time, named as a defendant in various lawsuits incidental to its insurance business. In most of these actions, plaintiffs assert claims for punitive damages which are not insurable under judicial decisions. The Company has established reserves for lawsuits which the Company is able to estimate its potential exposure and the likelihood that the court will rule against the Company is probable. The Company vigorously defends these actions, unless a reasonable settlement appears appropriate. The Company believes that adverse results, if any, in the actions currently pending should not have a material effect on the Company's operations or financial position.

In "Robert Krumme, On Behalf Of The General Public vs. Mercury Insurance Company, Mercury Casualty Company, and California Automobile Insurance Company" (Superior Court for the City and County of San Francisco), initially filed June 30, 2000, the plaintiff has asserted an unfair trade practices claim under Section 17200 of the California Business and Professions Code. Specifically, the case involves a dispute over the legality of broker fees (generally less than $100 per policy) charged by independent brokers who sell the Company's products to consumers that purchase insurance policies written by the California Companies. The plaintiff asserts that the brokers who sell the Company's products should not charge broker fees and that the Company benefits from these fees and should be liable for them. The plaintiff sought an elimination of the broker fees and restitution of previously paid broker fees. In April 2003, the court ruled that the brokers involved in the suit were in fact agents of the Company; however, the court also held that the Company was not responsible for retroactive restitution. The court issued an injunction on May 16, 2003 that prevents Mercury from either (a) selling auto or homeowners insurance through any producer that is not appointed as an agent under Insurance Code, Section 1704, (b) selling auto or homeowners insurance through any producer that charges broker fees and (c) engaging in comparative rate advertising and failing to disclose the possibility that a broker fee may be charged. Mercury has appealed, which has the effect of staying all but the advertising aspects of the court's injunction. The Company's appeal is based on the fact that the broker fees are subject to direct – and, if they could be attributed to Mercury, exclusive – regulation by the Insurance Commissioner. The law allows a broker to perform agent functions without giving up broker status. In the past, the Insurance Commissioner never found broker fees were either being improperly charged or attributable to Mercury. However, in February 2004, the Department of Insurance issued a Notice of Non-Compliance ("NNC") to the California Companies based on this litigation's outcome. The NNC alleges that the California Companies willfully misrepresented the actual price insurance consumers could expect to pay for insurance by the amount of a one-time fee charged by the consumer's insurance broker. The California Companies are preparing a Notice of Defense in advance of an administrative hearing which will be based on the same grounds forming the

Company's defense in the Robert Krumme case. The impact of this NNC as it relates to this case can not be determined at the present time. However, the Company intends to continue to vigorously defend this case.

In "Sheila Leivas, Individually And On Behalf Of All Others Similarly Situated vs. Mercury Insurance Company" (Orange County Superior Court), filed July 12, 2002, the Company is defending a suit involving a dispute over premium retained by the Company during a time when the plaintiff was not covered following a voluntary cancellation of the policy and prior to reinstatement of the policy. The plaintiff's motion seeking to have the case certified as a class action was denied without prejudice. The court also overruled plaintiffs' Demurrer to Mercury's cross complaint, thereby allowing Mercury to proceed with its action for the return of premium owed to Mercury if plaintiff's action proceeds. The Company intends to continue to vigorously defend this case.

"Dan O'Dell, individually and on behalf of others similarly situated v. Mercury Insurance Company, Mercury General Corporation" (Los Angeles Superior Court), filed July 12, 2002, involves a dispute over whether Mercury's use of certain automated database vendors to help determine the value of total loss claims is proper. In 2003, the court granted Mercury's motion to stay the action pending compliance with a contractual arbitration provision. After completion of the arbitration which should occur in June 2004, Mercury and its attorneys intend to challenge the pleadings and seek a dismissal.

In "Marissa Goodman, on her own behalf and on behalf of all others similarly situated v. Mercury Insurance Company" (Los Angeles Superior Court), filed June 16, 2002, the plaintiff is challenging the Company's use of certain automated database vendors to assist in valuing claims for medical payments. The plaintiff is seeking to have the case certified as a class action. As with the O'Dell case above, and the other cases in the coordinated proceedings, plaintiff alleges that these automated databases systematically undervalue medical payment claims to the detriment of insureds. The plaintiff is seeking actual and punitive damages. Similar lawsuits have been filed against other insurance carriers in the industry. The case has been coordinated with two other similar cases, and also with ten other cases relating to total loss claims. The Company and the other defendants were successful on demurrer. Plaintiffs were given leave to file amended complaints, which are expected in 2004. The Company intends to vigorously defend this lawsuit jointly with the other defendants in the coordinated proceedings.

The Company is also involved in proceedings relating to assessments and rulings made by the California Franchise Tax Board. (See "Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations – General," and "Note 6 of Notes to Consolidated Financial Statements.")

Note 12. Profit Sharing Plan

The Company, at the option of the Board of Directors, may make annual contributions to an employee profit sharing plan. The contributions are not to exceed the greater of the Company's net income for the plan year or its retained earnings at that date. In addition, the annual contributions may not exceed an amount equal to 15% of the compensation paid or accrued during the year to all participants under the plan. The annual contribution was $1,500,000, $1,500,000 and $1,300,000 for plan years ended December 31, 2003, 2002 and 2001, respectively.

The Profit Sharing Plan also includes an option for employees to make salary deferrals under Section 401(k) of the Internal Revenue Code. Company matching contributions, at a rate set by the Board of Directors, totaled $2,235,000, $2,030,000 and $1,787,000 for the plan years ended December 31, 2003, 2002 and 2001.

For 2003, the Profit Sharing plan includes an employee stock ownership plan ("ESOP") that covers substantially all employees. The Board of Directors authorized the plan to purchase $1 million of the Company's common stock in the open market for allocation to the plan participants. The Company recognized the $1 million as compensation expense in 2003.

Prior to 2003, the Profit Sharing Plan included a leveraged ESOP that covers substantially all employees. The Company made annual contributions to the ESOP equal to the ESOP's debt service less dividends received by the ESOP. Dividends received by the ESOP on unallocated shares were used to pay debt service and the ESOP shares serve as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to employees, based on the proportion of debt service paid in the year. The Company accounts for its leveraged ESOP in accordance with Statement of Position 93-6.

The debt of the leveraged ESOP, which was $0 and $1,000,000 at December 31, 2003 and 2002 respectively, is recorded in the balance sheet as other liabilities. The shares pledged as collateral are reported as unearned ESOP compensation in the shareholders' equity section of the balance sheet. As shares are committed to be released from collateral, the Company reports compensation expense equal to the market price of the shares, and reduces unearned ESOP compensation by the original cost of the shares. The difference between the market price and cost of the shares is charged to common stock. As shares are committed to be released from collateral, the shares become outstanding for earnings-per-share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of accrued interest. ESOP compensation expense was $1,009,000 and $862,000 in 2002 and 2001, respectively.

Note 13. Common Stock

Dividends paid per-share in 2003, 2002 and 2001 were $1.32, $1.20 and $1.06, respectively and dividends paid in total in 2003, 2002 and 2001 were $71,817,000, $65,173,000 and $57,430,000, respectively.

The Company adopted a stock option plan in October 1985 (the "1985 Plan") under which 5,400,000 shares were reserved for issuance. Options granted during 1985 were exercisable immediately. Subsequent options granted become exercisable 20% per year beginning one year from the date granted. All options were granted at the market price on the date of the grant and expire in 10 years.

In May 1995, the Company adopted the 1995 Equity Participation Plan (the "1995 Plan") which succeeds the 1985 Plan. Under the 1995 Plan, 5,400,000 shares of Common Stock are authorized for issuance upon exercise of options, stock appreciation rights and other awards, or upon vesting of restricted or deferred stock awards. During 1995, the Company granted incentive stock options under both the 1995 Plan and the 1985 Plan. The options granted become exercisable 20% per year beginning one year from the date granted and were granted at the market price on the date of the grant. The options expire in 10 years. At December 31, 2003 no awards other than options have been granted.

As explained in Note 1, the Company applies APB No. 25 in accounting for its stock option plan. Accordingly, no compensation cost has been recognized in the Consolidated Statements of Income.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition of SFAS No. 123:

Amounts in thousands, except per share	Year ended December 31, 2003	2002	2001
Net income, as reported	$ 184,321	$ 66,105	$ 105,339
Deduct: Total stock based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(560)	(485)	(459)
Proforma net income	$ 183,761	$ 65,620	$ 104,880
Earnings per share:			
Basic – as reported	$ 3.39	$ 1.22	$ 1.94
Basic – pro forma	$ 3.38	$ 1.21	$ 1.93
Diluted – as reported	$ 3.38	$ 1.21	$ 1.94
Diluted – pro forma	$ 3.37	$ 1.21	$ 1.93

Calculations of the fair value under the method prescribed by SFAS No. 123 were made using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001: dividend yield of 2.8 percent in 2003, 3.2 percent in 2002 and 2.4 percent for 2001, expected volatility of 35.0 percent in 2003, 33.6 percent in 2002 and 34.2 percent in 2001 and expected lives of 6 years for all years. The risk-free interest rates used were 3.2 percent for options granted in 2003, 4.4 percent for options granted during 2002 and 4.9 percent for the options granted during 2001.

A summary of the status of the Company's plans as of December 31, 2003, 2002 and 2001 and changes during the years ending on those dates is presented below:

	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	582,950	$ 31.118	580,800	$ 27.739	538,675	$ 23.104
Granted during the year	32,500	39.856	87,000	41.497	125,500	39.912
Exercised during the year	(62,480)	21.307	(84,850)	18.629	(83,375)	16.118
Canceled or expired	(5,000)	41.335	–	–	–	–
Outstanding at end of year	547,970	32.662	582,950	31.118	580,800	27.739
Options exercisable at year-end	331,090		313,690		328,460	
Weighted-average fair value of options granted during the year	$ 11.40		$ 11.79		$ 12.96	

The following table summarizes information regarding the stock options outstanding at December 31, 2003:

Range of Exercise Prices	Number Outstanding at 12/31/03	Weighted Avg. Remaining Contractual Life	Weighted Avg. Exercise Price	Number Exercisable at 12/31/03	Weighted Avg. Exercise Price
$15.00 to 15.9375	57,420	1.38	$ 15.505	57,420	$ 15.505
$21.75 to 29.77	168,050	4.52	24.336	133,470	24.030
$31.22 to 48.5314	322,500	7.26	40.055	140,200	39.802
$15.00 to 48.5314	547,970	5.80	32.662	331,090	29.230

Note 14. Earnings Per Share

A reconciliation of the numerator and denominator used in the basic and diluted earnings per share calculation is presented below:

	2003			2002			2001		
	(000's) Income (Numerator)	(000's) Weighted Shares (Denominator)	Per-Share Amount	(000's) Income (Numerator)	(000's) Weighted Shares (Denominator)	Per-Share Amount	(000's) Income (Numerator)	(000's) Weighted Shares (Denominator)	Per-Share Amount
Basic EPS									
Income available to common stockholders	$184,321	54,402	$3.39	$66,105	54,314	$1.22	$105,339	54,182	$1.94
Effect of dilutive securities:									
Options	–	145		–	188		–	200	
Diluted EPS									
Income available to common stockholders after assumed conversions	$184,321	54,547	$3.38	$66,105	54,502	$1.21	$105,339	54,382	$1.94

The diluted weighted shares excludes incremental shares of 133,000, 8,000 and 104,000 for 2003, 2002 and 2001, respectively. These shares are excluded due to their antidilutive effect.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Mercury General Corporation:

We have audited the accompanying consolidated balance sheets of Mercury General Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mercury General Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Los Angeles, California
February 2, 2004

DIRECTORS AND OFFICERS

Directors

George Joseph
Chairman of the Board and
Chief Executive Officer

Nathan Bessin*
Principal, J. Arthur Greenfield & Co., LLP
Certified Public Accountants

Bruce A. Bunner†
Retired President, Financial Structures Ltd.

Michael D. Curtius
Executive Consultant

Richard E. Grayson†
Retired Senior Vice President, Union Bank

Charles E. McClung
Chairman, McClung Insurance Agency, Inc.

Donald P. Newell*
Senior Vice President, SCPIE Holdings, Inc.

Donald R. Spuehler*†
Retired Partner,
Law Firm of O'Melveny & Myers, LLP

Gabriel Tirador
President and Chief Operating Officer

* Member of Audit Committee and Nominating/Corporate Governance Committee
** Mr. Blanton retired effective April, 2004
† Member of Compensation Committee

Executive Officers

George Joseph
Chairman, Chief Executive Officer

Gabriel Tirador
President and Chief Operating Officer

Cooper Blanton, Jr.**
Executive Vice President and President,
Georgia, Illinois and Oklahoma Subsidiaries

Bruce E. Norman
Senior Vice President - Marketing

Maria Fitzpatrick
Vice President and Chief Information Officer

Christopher Graves
Vice President and Chief Investment Officer

Kenneth G. Kitzmiller
Vice President - Underwriting

Joanna Moore
Vice President and Chief Claims Officer

Peter Simon
Vice President and Chief Technology Officer

Theodore R. Stalick
Vice President and Chief Financial Officer

Judy A. Walters
Vice President - Corporate Affairs and
Secretary

CORPORATE INFORMATION

Mercury General Corporation
Corporate Headquarters
4484 Wilshire Boulevard
Los Angeles, California 90010
Telephone: (323) 937-1060
Fax: (323) 857-7116

Subsidiaries
Mercury Casualty Company
Mercury Insurance Company
Mercury Insurance Company of Illinois
Mercury Indemnity Company of Illinois
Mercury Insurance Company of Georgia
Mercury Indemnity Company of Georgia
Mercury Insurance Company of Florida
Mercury Indemnity Company of America
California Automobile Insurance Company
California General Underwriters Insurance Company, Inc.
Concord Insurance Services, Inc.
Mercury Insurance Services LLC
Mercury County Mutual Insurance Company*
American Mercury Insurance Company
American Mercury Lloyds Insurance Company*
AFI Management Company, Inc.
American Mercury MGA, Inc.
Mercury Group Inc.

* Controlled by Mercury General Corporation

Corporate Counsel
Latham & Watkins LLP
San Diego, California

Independent Auditors
KPMG LLP
Los Angeles, California

Transfer Agent & Registrar
The Bank of New York
(800) 524-4458
Address Shareholder Inquiries to:
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, New York 10286
email: shareowners@bankofny.com

Shareholder Communications
For access to all news releases and other relevant Company information visit the Mercury General Corporation website at www.mercuryinsurance.com. To request an investor package, please call (323) 857-7123.

Annual Meeting
The Annual Meeting of the Shareholders of Mercury General Corporation will be held on May 12, 2004 at 10:00 a.m. at the Radisson Wilshire Plaza Hotel, 3515 Wilshire Boulevard, Los Angeles, California.

SEC Form 10-K
Additional copies of this report and an annual report filed with the Securities and Exchange Commission on Form 10-K are available without charge upon written request to the Chief Financial Officer of the Company at the corporate headquarters or on the website at www.mercuryinsurance.com.

MARKET INFORMATION

The Company's stock trades on the New York Stock Exchange under the symbol MCY. The following table sets forth, for the periods indicated, the high and low sales price of the stock.

Year ended December 31, 2003	High	Low
Fourth Quarter	$ 50.30	$ 44.78
Third Quarter	47.40	42.05
Second Quarter	48.59	37.82
First Quarter	39.05	33.50

Year ended December 31, 2002	High	Low
Fourth Quarter	$ 46.10	$ 37.25
Third Quarter	48.55	39.25
Second Quarter	51.15	45.01
First Quarter	46.85	39.21

*** Source Data for chart on page 19**

California Criteria: Husband and wife, 34/32, with no accident or citations, driving a 2000 Ford Taurus, 12,000 annual miles, and a 2000 Dodge Caravan, 12,000 annual miles. Coverage: 100/300/100 BI-PD, 30/60 UMBI; 5,000 med pay; CDW; 500 comp and collision deductibles.

San Antonio criteria: Husband and wife, 30/28. Two vehicles, no inexperienced operator, no accidents in past three years. Car #1, 2001 Chevrolet Silverado Pkp 4x4 driven by husband, 10,000 annual miles 4D Car #2, 2003 Toyota Camry Sedan 4DR. driven by wife, 10,000 annual miles. Coverage: 5,000 PIP, BI 100/300, Property, 100,000, Uninsured motorist 100,000, Comprehensive and Collision $500 deductible.

Miami and Orlando Criteria: Husband and wife, 34/32, both with clean driving records. Vehicles: 2003 Toyota Camry, 12,000 annual miles, and a 2002 Mercury Grand Marquis, 12,000 annual miles. Coverage: 100/300/100 BI/PD, 100/300 UMBI (non-stacked). 10,000 PIP, 500 comprehensive deductible, 500 collision deductible.

Quotes for industry comparison obtained March, 2003 to January, 2004 and include 10 of the top 25 automobile insurers in the nation. These quotes were obtained from sources we believe are reliable but we cannot be responsible for their accuracy.

Concept and Design: CMg Design Inc., Pasadena CA, www.cmgdesign.com



The States of Mercury

1962	CALIFORNIA	1998	FLORIDA
1990	GEORGIA	2001	NEW YORK
1990	ILLINOIS	2001	VIRGINIA
1996	OKLAHOMA	2003	NEW JERSEY
1996	TEXAS	2004	. . .


MERCURY
GENERAL CORPORATION

www.mercuryinsurance.com